QuickLinks -- Click here to rapidly navigate through this document

AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 30, 2004

Registration Number 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

INFOSONICS CORPORATION
(Exact name of registrant as specified in its charter)

Maryland (State or jurisdiction of incorporation or organization)	5065 (Primary Standard Industrial Classification Code Number)	33-0599368 (I.R.S. Employer Identification No.)
6325 Lusk Boulevard, Suite A, San Diego, California 92121 (858) 373-1600 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Joseph Ram, 6325 Lusk Boulevard, Suite A, San Diego, California 92121 (858) 373-1600 (Name, address, including zip code, and telephone number, including area code, of agent for service)

With a copy to:
Alan L. Talesnick, Esq. Donna Bloomer, Esq. Patton Boggs LLP 1660 Lincoln Street Suite 1900 Denver, Colorado 80264 (303) 830-1776	David L. Ficksman, Esq. Loeb & Loeb LLP 10100 Santa Monica Boulevard Suite 2200 Los Angeles, California 90067 (310) 282-2000

Approximate date of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $.001 par value per share	(1)	(2)	$18,900,100	$2,394.64

Total			$18,900,100	$2,394.64

(1)
Includes 300,000 shares of common stock which may be purchased by the underwriters solely to cover over-allotments, if any.

(2)
Estimated solely for the purpose of calculating the Registration Fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended.

        The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The Company may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED [                        ], 2004

SUBJECT TO COMPLETION

PROSPECTUS

INFOSONICS CORPORATION
Common Stock

        This is an initial public offering of shares of common stock of InfoSonics Corporation. InfoSonics is offering 2,000,000 shares to be sold in the offering.

        Prior to this offering, there has been no public market for our common stock. It is currently estimated that the initial public offering price per share will be between $                   and $                  . Application has been made for listing of our common stock on the American Stock Exchange under the symbol "            ."

        Investing in our common stock involves risks that are described in the "Risk Factors" section beginning on page 5 of this prospectus.

	Public Offering Price	Underwriting Discounts	Proceeds, Before Expenses, to InfoSonics

Per Share	$		$

Total	$		$

        We have granted the underwriter an option to purchase up to an additional 300,000 shares to cover over-allotments, if any, at the public offering price, less the underwriting discount.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The underwriters expect to deliver the shares of common stock to purchasers on                , 2004.

Gilford Securities Incorporated	Source Capital Group, Inc.
The date of this prospectus is , 2004

TABLE OF CONTENTS

PROSPECTUS SUMMARY	1
RISK FACTORS	5
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	11
DETERMINATION OF OFFERING PRICE	11
USE OF PROCEEDS	11
CAPITALIZATION	12
DILUTION	13
SELECTED FINANCIAL INFORMATION	14
BUSINESS	15
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	25
MANAGEMENT	29
EXECUTIVE COMPENSATION	31
BENEFICIAL OWNERS OF SECURITIES	35
TRANSACTIONS BETWEEN INFOSONICS AND RELATED PARTIES	36
DESCRIPTION OF CAPITAL STOCK	37
SHARES ELIGIBLE FOR FUTURE SALE	40
UNDERWRITING	41
SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION	43
LEGAL MATTERS	45
EXPERTS	45
WHERE YOU CAN FIND MORE INFORMATION	45
FINANCIAL STATEMENTS	F-1

        You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY

        The following summary highlights information contained in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section, the financial statements and the notes to the financial statements, before investing in our common stock. Unless otherwise indicated, all information in this prospectus assumes that the underwriter will not exercise its over-allotment option. Unless the context otherwise requires, all references to "we," "us," "our company" or "InfoSonics" refer collectively to InfoSonics Corporation and its subsidiaries, considered as a single enterprise.

Issuer

        InfoSonics Corporation, a Maryland corporation.

Our Business

        InfoSonics is one of the largest distributors of wireless handsets and accessories in the United States and Mexico. We also distribute products in other portions of North, Central and South America. We distribute products of several key manufacturers, including Audiovox, Kyocera, LG, Motorola, Nokia, Panasonic, Samsung and Sony-Ericsson. Our distribution services include the purchasing, marketing, selling, warehousing, order assembly, programming, packing, shipping, and delivery of handsets for wireless telecommunications from leading manufacturers to agents, resellers, distributors, independent dealers and retailers in the United States and to wireless network operators and resellers in Latin America. Our distribution activities in Mexico are conducted through our subsidiary, InfoSonics de Mexico, S.A.

        As a part of our distribution activities, we perform value added services when requested by the customer. These services include but are not limited to programming, locking, software loading, packaging, and quality assurance testing. During the nine months ended September 30, 2003 and the year ended December 31, 2002, approximately 93% and 92%, respectively, of our revenues were from distribution.

        We operate distribution hubs in San Diego, California and Miami, Florida. The San Diego facility primarily serves the needs of our West Coast and Midwest customers while the Florida location services customers primarily on the East Coast and in Latin America.

        In addition to our distribution services, our wholly-owned subsidiary, Axcess Mobile, LLC, owns and operates nine retail kiosks in the San Diego, California area selling handsets, accessories and AT&T Wireless activation directly to end users. Our subsidiary offers retail customers the opportunity to subscribe to AT&T Wireless services and to purchase handsets and accessories. We resell AT&T Wireless service in the San Diego area under an agreement that expires June 30, 2004 and that automatically extends for successive one-year periods under the same terms unless terminated by either party.

        Since our founding in 1994, we have grown our business by focusing on the needs of our customers, developing and maintaining close relationships with manufacturers, entering new markets, and sourcing new and innovative products, while maintaining close attention to operational efficiencies and costs. From 1998 through 2002, we have increased revenues from $16.8 million to $46.6 million, representing a compounded annual growth rate of 29.1%. Also over the past five years, operating income has increased from approximately $316,000 to approximately $743,000, yielding a compounded annual growth rate of 23.8%. During the same period, our net income also increased from approximately $233,000 to approximately $427,000, a compound annual growth rate of 16.3%.

Our Growth Strategy

        We intend to continue to increase sales and profitability and to solidify our position as one of the largest distributors of wireless handsets and accessories in the United States and Mexico, in addition to increasing distribution in North America, Central America and South America. Our growth strategy includes:

        Leveraging our Existing Infrastructure to Increase Market Share.    We currently have sales and warehouse operations in both San Diego, California and Miami, Florida. By utilizing this geographic diversity and our established relationships with manufacturers, we believe we can increase our sales with relatively low additional costs, resulting in increased earnings. In addition, we have customized a licensed software package for an information and customer management system that allows us to track not only every customer order from purchase order to delivery, but also to identify customer and geographic trends. This system is scalable, and under constant improvement to streamline operations and maximize operational efficiencies.

        Expanding Business Offerings.    We intend to expand our business offerings to include outsourced integrated logistics services to the wireless telecommunications industry. These services include inventory management, product fulfillment, preparation of product kits, and customized packaging, light assembly and end-user support services. These services are designed to provide outsourcing solutions not only for the wireless network operators, but also internet retailers and other mass merchants. This service supports their efforts to add new subscribers and increase system usage and revenues while minimizing their investments in distribution infrastructure.

        Targeting New Markets.    We intend to target new markets, such as rural service areas or RSAs, which we believe will enable us to increase sales by introducing products from certain of our manufacturer suppliers that have not been previously sold into these markets. Utilizing our relationships with manufacturers, and our knowledge of this untapped market, we believe we can add revenues as well as gross profit.

        Expanding Manufacturer Relationships.    We put great emphasis on developing new, and improving our existing, wireless equipment manufacturer relationships and thereby broadening our product portfolio. We currently have relationships with five of the top manufacturers and are working to develop distribution relationships with the others as well as with new, innovative manufacturers. We believe that by expanding our manufacturing relationships, we can offer the most innovative product lines, brands and technologies within the markets we serve.

        Improving Operating Efficiencies.    We constantly monitor our operations to improve our cost structure in order to maintain and increase profitability and productivity. We continuously evaluate opportunities to operate more efficiently by monitoring returns on invested capital, working to obtain better purchase terms, more effectively using our capital resources, implementing workforce management programs, and centralizing back-office operations.

        Geographic Expansion.    In the future we intend to expand our operations through enhanced warehouse and operational facilities in California and Florida as well as other potential locations. These activities are intended to expand our geographic presence, increase our customer base, improve our product portfolio, and add new capabilities and service offerings. Potential expansion includes, but is not limited to, local warehouse and operational facilities in the mid-western United States and Latin America.

        Expanding Retail Operations.    We currently operate nine retail kiosks in shopping malls in the San Diego area where we sell handsets, accessories and AT&T Wireless phone service directly to end users. Because this business unit has significantly higher gross margins than our distribution business, we intend to pursue the possibility of opening and operating additional retail locations in other large metropolitan markets.

General

        We are incorporated under the laws of the State of Maryland. Our executive offices are located at 6325 Lusk Boulevard, Suite A, San Diego, California 92121. Our telephone number is (858) 373-1600. Our internet address is www.infosonics.com. Information contained on our website or that can be accessed through our website is not incorporated by reference in this prospectus. You should not consider information contained in or accessible through our website to be part of this prospectus.

The Offering

Common stock outstanding prior to this offering	3,212,000 shares	(1)
Common stock offered by us	2,000,000 shares	(2)
Common stock outstanding after this offering	5,212,000 shares	(1)(2)

(1)
Does not include 1,633,700 shares of common stock reserved for issuance under our 1998 and 2003 stock option plans under which options to purchase 1,211,700 shares of common stock are outstanding as of the date of this prospectus.

(2)
Does not include 300,000 shares of common stock that may be sold by us if the underwriters choose to exercise in full their overallotment option to purchase additional shares.

Use of Proceeds

        The net proceeds of this offering will be used primarily to accelerate the growth of our distribution business through increasing sales and marketing activities and personnel, to increase inventory and warehouse and office space, to expand our retail wireless activations and handset sales business, and to implement our logistics services business. In addition, we intend to consider the possibility of using a portion of the net proceeds to acquire or invest in complementary businesses or products. We have no commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction.

Underwriters' Compensation

        The underwriters will purchase the shares offered at the public offering price of $            per share less an underwriting discount of $            per share. The underwriters also will receive warrants to purchase 200,000 shares of common stock, at an exercise price equal to 110% of the public offering price per share during the five-year period beginning six months after the date of this prospectus. The underwriters also will receive a nonaccountable expense allowance of $            .

Dividend Policy

        We have not paid dividends since inception and do not anticipate paying dividends in the foreseeable future. If our operations are profitable, we intend to apply the profits to our business rather than to the payment of dividends.

Amex Symbol

        We have applied to have our common stock traded on the American Stock Exchange under the symbol ["            "].

Risk Factors

        See "Risk Factors" beginning on page 5 of this prospectus for a discussion of the significant risks associated with operating our business or with investing in our common stock.

Summary Historical Financial Data

        The summary consolidated historical financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes, and the other information included in this prospectus. The summary financial data for each of the five years in the period ended December 31, 2002 is derived from our consolidated financial statements, which are unaudited for the years ended December 31, 1998 and 1999, and which have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent certified accountants, for the years ended December 31, 2000, 2001, and 2002. The summary financial data for the nine months ended September 30, 2003 and 2002, respectively, is derived from our unaudited consolidated financial statements. The summary financial data provided below is not necessarily indicative of our future results of operations or financial performance, and our results for the nine months ended September 30, 2003 are not necessarily indicative of our results for the year ending December 31, 2003.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Operating Data:
Total revenues	44,487,950	34,102,980	46,646,510	34,188,442	38,303,973	24,164,221	16,773,743
Cost of sales	39,596,858	29,895,435	41,331,432	29,974,905	35,801,649	22,807,388	12,452,913
Gross profit	4,891,092	4,207,545	5,315,078	4,213,537	2,502,324	1,356,833	1,320,830
Total operating expenses	3,860,923	3,339,257	4,572,351	4,041,058	1,769,234	1,043,950	1,005,023
Operating income	1,030,169	868,288	742,727	172,479	733,090	312,883	315,807
Net income (loss)	561,080	524,960	426,757	(72,894)	252,667	151,577	233,259
Weighted average diluted shares	3,908,098	4,080,662	3,640,331	3,200,000	3,733,400	4,400,000	4,183,516
Diluted earnings (loss) per share	.14	.13	0.12	(0.02)	0.07	0.04	0.06
	As of September 30,		As of December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Balance Sheet Data:
Total assets	12,484,611	6,648,289	6,021,013	3,867,661	5,389,257	6,716,292	1,788,813
Line of Credit	5,499,949	1,080,933	2,300,000	1,502,872	2,783,171	2,330,000	0
Short term debt	50,000	55,570	57,031	64,305	174,659	126,954	361,451
Long term debt, less current portion	0	97,742	60,711	137,166	211,078	119,122	65,123
Stockholders' equity	1,629,046	1,412,843	1,067,966	641,209	693,508	734,842	683,263

RISK FACTORS

        Before you invest in shares of our common stock, you should be aware that the occurrence of any of the events described in this risk factors section and elsewhere in this prospectus could have a material adverse effect on our business, financial condition and results of operations. You should carefully consider these risk factors, together with all other information included in this prospectus, before you decide to purchase shares of our common stock.

Risks Relating To Our Business

Our operating results may vary significantly.

        Our operating results are influenced by a number of factors, which may cause our revenue and operating results to fluctuate. These factors include:

  •
  promotions and subsidies by wireless network operators.

  •
  the timing of introduction of new products by our suppliers and competitors;

  •
  purchasing patterns of customers in different markets;

  •
  general economic conditions; and

  •
  product availability and pricing.

        Our business has historically experienced increased sales at the end of the calendar year. This and other seasonal factors contribute to the usual increase in our sales during the third and the fourth quarter of our fiscal year in certain markets. In addition, if unanticipated events occur, including delays in securing adequate inventories of competitive products at times of peak sales or significant decreases in sales during these periods, it could result in a material decrease in our revenues and losses or lower profits.

We buy a significant amount of our products from a limited number of suppliers, who may not provide us with competitive products at reasonable prices when we need them in the future.

        We purchase wireless handsets and accessories principally from wireless communications equipment manufacturers and distributors. We depend on these suppliers to provide us with adequate inventories of currently popular brand name products on a timely basis and on favorable pricing and other terms. Our agreements with our principal suppliers are non-exclusive, require us to satisfy minimum purchase requirements, can be terminated on short notice and provide for certain territorial restrictions, as is common in our industry. Our suppliers may not offer us competitive products on favorable terms or with timely delivery. From time to time, we have been unable to obtain sufficient product supplies. Any failure or delay by our suppliers in supplying us with products on favorable terms may severely diminish our ability to obtain and deliver products to our customers on a timely and competitive basis. If we lose any of our principal suppliers, or if these suppliers are unable to fulfill our product needs, or if any principal supplier imposes substantial price increases and alternative sources of supply are not readily available, it would have a material adverse effect on our results of operations.

The loss or reduction in orders from principal customers or a reduction in prices we are able to charge these customers could materially adversely affect our business.

        Our two largest customers accounted for approximately 24% and approximately 22%, respectively, of our product sales in the nine months ended September 30, 2003 and the year ended December 31, 2002. The markets we serve are subject to severe price competition. Additionally, our customers are not contractually obligated to purchase product from us. For this and other reasons customers may seek to obtain products or services from us at lower prices than we have been able to obtain from these customers in the past. The loss of any of our principal customers, a reduction in the amount of product or services our principal customers order from us or the inability to maintain current terms, including price, with these or other customers could have an adverse effect on our financial condition, results of operations and liquidity. We have experienced losses of certain customers through industry consolidation and ordinary course of business and there can be no assurance that any of our customers will continue to purchase products or services from us or that their purchases will be at the same or greater levels than in prior periods.

We may not be able to maintain existing margins for products or services offered by us or increase our sales.

        The gross margins that we realize on sales of wireless handsets could be reduced due to increased competition or a growing industry emphasis on cost containment. Therefore, our future profitability will depend on our ability to maintain our margins or to increase our sales to help offset potential future declines in margins. We may not be able to maintain existing margins for products or services offered by us or increase our sales. Our ability to generate sales is based upon demand for wireless telecommunications products and our having an adequate supply of these products. Even if our sales rates do increase, the gross margins that we receive from our sales may not be sufficient to make our future operations profitable or as profitable.

Our business depends on the continued tendency of wireless equipment manufacturers and network operators to outsource aspects of their business to us.

        Our business depends in large part on wireless equipment manufacturers and network operators outsourcing some of their business functions to us. We provide functions such as distribution, inventory management, customized packaging, activation management and other services. Certain wireless equipment manufacturers and network operators have elected, and others may elect, to undertake these services internally. Additionally, our customer service levels, industry consolidation, competition, deregulation, technological changes or other factors could reduce the degree to which members of the wireless telecommunications industry rely on outsourced services such as the services we provide. Any significant change in the market for these services could have a material adverse effect on our current and planned business.

Our business may be adversely impacted by consolidation of wireless network operators.

        The past several years have witnessed a consolidation within the wireless network operator community. If this trend continues, it could result in a reduction or elimination of promotional activities by the remaining wireless network operators as they seek to reduce their expenditures which could, in turn, result in decreased demand for our products or services. Moreover, consolidation of wireless network operators reduces the number of potential contracts available to us. We could also lose business if wireless network operators, which currently are our customers, are acquired by other wireless network operators which are not our customers. Wireless operators may also change their policy regarding sales to their agents by independent distributors, such as requiring those agents to purchase products from the wireless operator or manufacturer, rather than from distributors such as InfoSonics. This type of requirement could have a material adverse effect on our business and results of operations.

Our operations may be materially affected by fluctuations in regional demand patterns and economic factors.

        The demand for our products and services has fluctuated and may continue to vary substantially within the regions served by us. We believe the roll-out of third generation, or 3G, cellular telephone systems and other new technologies, which has been delayed and could further be delayed, has had and will continue to have an effect on overall subscriber growth and handset replacement demand. Economic slow-downs in regions served by us or changes in promotional programs offered by wireless network operators may lower consumer demand for our products and create higher levels of inventories which could decrease our gross and operating margins. We could face a substantial inventory risk due to depreciation and equipment price erosion if our products are not sold in a timely manner. We believe our operations were adversely affected by an economic slow-down in the United States starting in the fourth quarter of 2000. A prolonged economic slow-down in the United States or any other regions in which we have significant operations could negatively impact our results of operations and financial position.

Rapid technological changes in the wireless telecommunications industry could have a material adverse effect on our business.

        The technology relating to wireless telecommunications equipment changes rapidly resulting in product obsolescence or short product life cycles. We are required to anticipate future technological changes in our industry and to continually identify, obtain and market new products in order to satisfy evolving industry and customer requirements. Competitors or manufacturers of wireless equipment may market products which have perceived or actual advantages over products that we handle or which otherwise render those products obsolete or less marketable. We have made and continue to make significant capital investments in accordance with evolving industry and customer requirements including maintaining levels of inventories of currently popular products that we believe are necessary based on current market conditions. This utilization of capital for inventory buildup of this nature increases our risk of loss due to product obsolescence.

Substantial defaults by our customers on accounts receivables could have a significant negative impact on our financial condition, results of operations and liquidity.

        We currently offer and intend to offer open account terms to certain of our customers, which may subject us to credit risks, particularly to the extent that our receivables represent sales to a limited number of customers or are concentrated in particular geographic markets. Although we have an accounts receivable insurance policy, this policy carries a substantial deductible and may not cover us in all instances. We also have an accounts receivable credit facility in order to reduce our working capital requirements. The extent of our ability to use our accounts receivable credit facility is dependent on the amount of and collection cycle of our accounts receivable. Adverse changes in our ability to use accounts receivable financing could have a material adverse effect on our financial position, cash flows and results of operations.

We rely on our suppliers to provide trade credit facilities to adequately fund our on-going operations and product purchases.

        Our business is dependent on our ability to obtain adequate supplies of currently popular products on favorable pricing and other terms. Our ability to fund our product purchases is dependent on our principal suppliers providing favorable payment terms that allow us to maximize the efficiency of our capital usage. The payment terms we receive from our suppliers are dependent on several factors, including, but not limited to, our payment history with the supplier, the suppliers' credit granting policies, contractual provisions, our overall credit rating as determined by various credit rating agencies, industry conditions, our recent operating results, financial position and cash flows and the supplier's ability to obtain credit insurance on amounts that we owe them. Adverse changes in any of these factors, certain of which may not be wholly in our control, could have a material adverse effect on our operations.

Approximately 7% of our revenues for the nine months ended September 30, 2003 were generated outside of the United States in countries that may have political or other risks.

        We engage in sales activities in territories and countries outside of the United States. The fact that we distribute products into a number of countries exposes us to increased credit risks, customs duties, import quotas and other trade restrictions, potentially greater inflationary pressures, and shipping delays. Changes may occur in social, political, regulatory and economic conditions or in laws and policies governing foreign trade and investment in the territories and countries where we currently distribute products. United States laws and regulations relating to investment and trade in foreign countries could also change to our detriment. Any of these factors could have a material adverse effect on our business and operations. Although we purchase and sell products and services in United States Dollars and do not engage in exchange swaps, futures or options contracts or other hedging techniques, fluctuations in currency exchange rates could reduce demand for products sold in United States dollars. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. We may in the future engage in currency hedging transactions, which could result in our incurring significant additional losses.

We rely on our information system technology to function effectively without interruptions.

        We have focused on the application of our information system technology to provide customized services to wireless communications equipment manufacturers and network operators. Our ability to meet our customers' technical and performance requirements is highly dependent on the effective functioning of our information technology systems, which may experience interruptions. These business interruptions could cause us to fall below acceptable performance levels pursuant to our customers' requirements and could result in the loss of the related business relationship.

We have outstanding indebtedness, which is secured by substantially all our assets and which could prevent us from borrowing additional funds, if needed.

        We have senior debt in the amount of approximately $5.2 million at December 31, 2003 (approximately $5.5 million at September 30, 2003). If we violate our loan covenants, default on our obligations or become subject to a change of control, our indebtedness would become immediately due and payable, and the banks could foreclose on our assets. Our senior credit facility is secured by substantially all of our assets and borrowing availability is based primarily on a percentage of eligible accounts receivable. Consequently, any significant decrease in eligible accounts receivable will limit our ability to borrow additional funds to adequately finance our operations and expansion strategies. The terms of our senior credit facility could substantially prohibit us from incurring additional indebtedness, which could limit our ability to expand our operations. The terms of our senior credit facility also include negative covenants that, among other things, limit our ability to sell certain assets and make certain payments, including but not limited to, dividends, repurchases of common stock and other payments outside the normal course of business as well as prohibiting us from merging or consolidating with another corporation or selling all or substantially all of our assets.

The wireless telecommunications industry is intensely competitive and we may not be able to continue to compete successfully in this industry.

        We compete for sales of wireless telecommunications equipment and accessories, and expect that we will continue to compete, with numerous well-established wireless network operators, distributors and manufacturers, including our own suppliers. Many of our competitors possess greater financial and other resources than we do and may market similar products or services directly to our customers. Distribution of wireless telecommunications equipment and accessories has generally had low barriers to entry. As a result, additional competitors may choose to enter our industry in the future. The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. Our ability to continue to compete successfully will depend largely on our ability to maintain our current industry relationships. We may not be successful in anticipating and responding to competitive factors affecting our industry, including new or changing outsourcing requirements, the entry of additional well-capitalized competitors, new products which may be introduced, changes in consumer preferences, demographic trends, international, national, regional and local economic conditions and competitors' discount pricing and promotion strategies. As wireless telecommunications markets mature and as we seek to enter into new markets and offer new products in the future, the competition that we face may change and grow more intense.

Our continued growth depends on retaining our current key employees and attracting additional qualified personnel.

        Our success depends in large part on the abilities and continued service of our executive officers and other key employees, particularly Joseph Ram, our Chief Executive Officer. Although we have entered into employment agreements with several of our officers and employees, including Mr. Ram, we may not be able to retain their services under applicable law. The loss of executive officers or other key personnel could have a material adverse effect on us. In addition, in order to support our continued growth, we will be required to effectively recruit, develop and retain additional qualified management. If we are unable to attract and retain additional necessary personnel, it could delay or hinder our plans for growth.

We rely on trade secret laws and agreements with our key employees and other third parties to protect our proprietary rights.

        We rely on trade secret laws to protect our proprietary knowledge, particularly our database of customers and suppliers and business terms such as pricing. In general, we also have non-disclosure agreements with our key employees and limit access to and distribution of our trade secrets and other proprietary information. These measures may prove difficult to enforce and may not prove adequate to prevent misappropriation of our proprietary information.

We may become subject to suits alleging medical risks associated with our wireless handsets.

        Lawsuits or claims have been filed or made against manufacturers of wireless handsets over the past years alleging possible medical risks, including brain cancer, associated with the electromagnetic fields emitted by wireless communications handsets. There has been only limited relevant research in this area, and this research has not been conclusive as to what effects, if any, exposure to electromagnetic fields emitted by wireless handsets has on human cells. Substantially all of our revenues are derived, either directly or indirectly, from sales of wireless handsets. We may become subject to lawsuits filed by plaintiffs alleging various health risks from our products. If any future studies find possible health risks associated with the use of wireless handsets or if any damages claim against us is successful, it could have a material adverse effect on our business. Even an unsubstantiated perception that health risks exist could adversely affect our ability or the ability of our customers to market wireless handsets.

Risks Related To This Prospectus And The Common Stock

Stockholders may be diluted as a result of future offerings or other financings.

        Even if we sell the 2,000,000 shares offered in this initial public offering, we may need to raise additional capital through one or more future public offerings, private placements or other financings involving our securities. As a result of these financings, none of which are currently planned, ownership interests in our company may be greatly diluted.

There is no prior public market for our common stock, and our stock price could be volatile and could decline following this offering, resulting in a substantial loss on your investment.

        Prior to this offering, there has not been a public market for our common stock. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations between us and the representatives of the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering. The stock market in general, and the market for telecommunications-related stocks in particular, has been highly volatile. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their stock, including decreases unrelated to our operating performance or prospects. The price of our common stock could be subject to wide fluctuations in response to a number of factors, including those listed in this "Risk Factors" section of this prospectus. In the past, securities class action litigation has often been instituted against companies following periods of volatility in their stock price. This type of litigation against us could result in substantial costs and divert our management's attention and resources.

Shares of common stock that are issuable pursuant to our stock option plans and our outstanding warrants could result in dilution to existing stockholders and could adversely affect the market price of our common stock.

        We have reserved shares of common stock that may be issuable pursuant to our stock option plans and our outstanding options outside those plans. These securities, when issued and outstanding, may reduce earnings per share under accounting principles generally accepted in the United States of America and, to the extent that they are exercised and shares of common stock are issued, dilute percentage ownership to existing stockholders which could have an adverse effect on the market price of our common stock.

The ability of our stockholders to control our policies or affect a change in control of our company is limited, which may not be in our stockholders' best interests.

        Some provisions of our charter and bylaws and the General Corporation Law of Maryland, where we are incorporated, may delay or prevent a change in control of our company or other transactions that could provide our common stockholders with a premium over the then-prevailing market price of our common stock or that might otherwise be in the best interests of our stockholders. These include the ability of our Board of Directors to authorize the issuance of preferred stock without stockholder approval, which preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our stockholders. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur. These provisions of Maryland law may have the effect of discouraging offers to acquire us even if the acquisition would be advantageous to our stockholders.

We will continue to be controlled by our current stockholders, who may have strategic interests that differ from those of our other stockholders.

        Upon completion of this offering, assuming the underwriters' over-allotment option is not exercised, our current stockholders will beneficially own, in the aggregate, approximately 61.5% of our outstanding common stock. For the foreseeable future, to the extent that our current stockholders vote similarly, they will be able to exercise control over many matters requiring approval by the board of directors or our stockholders. As a result, they will be able to:

  •
  control the composition of our board of directors;

  •
  control our management and policies;

  •
  determine the outcome of significant corporate transactions, including changes in control that may be beneficial to stockholders; and

  •
  act in each of their own interests, which may conflict with, or be different from, the interests of each other or the interests of other stockholders.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that may be affected by matters outside our control that could cause materially different results.

        Certain statements in this document constitute "forward-looking statements." These forward-looking statements involve known or unknown risks, uncertainties and other factors that may cause the actual results, performance, or achievements of InfoSonics to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Specifically, 1) the actions of competitors and customers and our ability to execute our business plans; and 2) our ability to increase revenues and operating income is dependent upon our ability to continue to expand our current businesses and to enter new business areas, general economic conditions, and other factors. You can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continues" or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected-in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

DETERMINATION OF OFFERING PRICE

        The offering price of the common stock was arbitrarily determined by our management after consultation with our underwriters and was based upon consideration of our history and prospects, the background of our management and current conditions in the securities markets. The price does not bear any relationship to our assets, book value, net worth or other economic or recognized criteria of value. In no event should the offering price be regarded as an indicator of any future market price of our securities.

USE OF PROCEEDS

        We estimate that we will receive net proceeds of approximately $12.0 million from this offering, based on an assumed initial public offering price of $            per share and no exercise of the underwriters' over-allotment option, and after deducting estimated underwriting discounts and commissions and other estimated offering expenses. As set forth in the table below, we expect to use portions of the net proceeds of the offering for working capital and capital expenditures, including increased selling and marketing activities and personnel, increased inventory levels, expansion of our retail wireless activation business, and implementing a logistics services business. We have not yet allocated specific amounts for these purposes, and the amounts set forth below are only estimates that could change for numerous reasons. In addition, we intend to consider the possibility of using a portion of the net proceeds to acquire or invest in related businesses or products. We have no commitments with respect to any acquisition or investment, and we are not involved in any negotiations with respect to any similar transaction. Our anticipated uses of net proceeds of this offering are as follows:

Accelerated growth of distribution business:
Increase sales and marketing activities, and personnel for marketing, distribution and related services	$700,000
Increase inventory	5,000,000
Expand warehouse and office space	800,000

$6,500,000
Expansion of retail wireless activations and handset sales	1,500,000
Implementation of logistics services business	2,000,000
Additional working capital, including possible investment in related businesses or products	2,000,000

Total	$12,000,000

        The estimated amounts and uses set forth above indicate our intentions for the use of the net proceeds from the offering. The amounts and timing of our actual expenditures will depend on numerous factors, including the status of available product from the manufacturers, sales and marketing activities, technological advances, amount of cash generated or used by our operations and competition. We may find it necessary or advisable to use the net proceeds for other purposes, and we will have broad discretion in the application of the balance of the net proceeds. Pending the uses described above, we intend to invest the net proceeds in certificates of deposit, short-term obligations of the United States government, or other money-market instruments that are rated investment grade or its equivalent.

DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any cash dividends in the foreseeable future. Our board of directors will have discretion, in determining whether to declare or pay dividends, which will depend upon our financial condition, results of operations, capital requirements and such other factors as the board of directors deems relevant. In addition, covenants in our credit agreement impose restrictions on our ability to declare and pay cash dividends in the event that we are in default.

CAPITALIZATION

        The following table sets forth the capitalization of InfoSonics as of September 30, 2003, on an actual basis, and on a pro forma basis after giving effect to the initial public offering of 2,000,000 shares of common stock, after deducting estimated discounts, commissions and offering expenses, without regard to the underwriters' over-allotment option, as if it had occurred on September 30, 2003.

	As of September 30, 2003
	Actual(1)	Pro forma(2)
	(Unaudited)
Stockholders' equity:
Preferred stock, 10,000,000 shares authorized, $.001 par value per share; 0 shares issued and outstanding (actual), 0 shares issued and outstanding (pro forma)	0	0
Common stock, 40,000,000 shares authorized, $.001 par value per share; 3,200,000 shares issued and outstanding (actual), 5,200,000 shares issued and outstanding (pro forma)	3,200	5,200
Paid-in capital	337,729	12,335,729	(3)
Retained earnings	1,288,117	1,288,117
Total stockholders' equity	1,629,046	13,629,046

Total Capitalization	1,629,046	13,629,046

(1)
See the Consolidated Financial Information and notes thereto included elsewhere herein.

(2)
The unaudited pro forma capitalization as of September 30, 2003, gives effect to the proceeds from the offering and the use of proceeds as if they had occurred on September 30, 2003. Such unaudited pro forma financial information has been prepared based on estimates and assumptions deemed by InfoSonics to be appropriate and does not purport to be indicative of the results which would actually have been obtained or which may be obtained in the future.

(3)
The pro forma Paid-in capital includes the estimated net proceeds from the offering of $12.0 million reduced by the par value of the common stock to be issued.

DILUTION

        InfoSonics' net tangible book value as of September 30, 2003, was $1,447,052, or $.45 per share. Net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, divided by the total number of shares of common stock outstanding.

        After giving effect to the sale in this offering of 2,000,000 shares of common stock at the initial public offering price of $            per share as if it had occurred on September 30, 2003, the as adjusted net tangible book value of the Company as of September 30, 2003 would have been $            , or $            per share. This represents an immediate increase in net tangible book value of $            per share to the current stockholders of InfoSonics and an immediate dilution of $            per share, or     percent, to new investors.

        The following table illustrates the per share dilution in net tangible book value to new investors:

Public offering price per share	$
Net tangible book value per share before the Offering		$.45
Increase per share attributable to new investors	$
Net tangible book value per share after the Offering	$
Dilution per share to new investors	$

        The following table summarizes, on a pro forma basis, after the closing of the initial public offering at the assumed price of $            per share, the differences in total consideration paid or delivered by the existing stockholders, including our officers and directors, for the 3,200,000 shares of common stock outstanding as of September 30, 2003 and the average price per share paid by the existing stockholders and new investors with respect to the number of shares of common stock purchased:

	Shares Purchased		Total Consideration
					Average Price/Share
	Number	Percent	Amount	Percent
Existing Stockholders	3,200,000	61.5%	$340,929	2.2%		$.11
New investors	2,000,000	38.5%	$15,000,000	97.8%	$

Total	5,200,000	100.0%	$15,340,929	100.0%	$

        The information presented above assumes no exercise of the underwriters' over-allotment option, the underwriters' warrants, or any other outstanding options to acquire our common stock. 775,000 shares of our common stock have been reserved for issuance upon the exercise of options that may be granted pursuant to InfoSonics' 2003 Stock Option Plan and 858,700 shares of common stock have been reserved for issuance upon the exercise of options granted under the 1998 Stock Option Plan. Of the 353,000 options granted under the 2003 Plan, none currently are exercisable. All options granted under the 1998 Plan are exercisable. An additional 245,000 shares of common stock may be issued upon the exercise of outstanding stock options granted outside the option plans. The issuance of common stock upon the exercise of outstanding options or additional options granted pursuant to the 2003 Stock Option Plan or outside that plan may result in further dilution to new investors.

SELECTED FINANCIAL INFORMATION

        The selected consolidated financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and the related notes, and the other information included in this prospectus. The selected financial data for each of the five years in the period ended December 31, 2002 is derived from our consolidated financial statements, which are unaudited for the years ended December 31, 1998 and 1999, and which have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent certified accountants, for the years ended December 31, 2000, 2001, and 2002. The selected financial data for the nine months ended September 30, 2003 and 2002, respectively, is derived from our unaudited consolidated financial statements. The selected financial data provided below is not necessarily indicative of our future results of operations or financial performance, and our results for the nine months ended September 30, 2003 are not necessarily indicative of our results for the year ending December 31, 2003.

	Nine Months Ended September 30,		Year Ended December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Operating Data:
Total revenues	44,487,950	34,102,980	46,646,510	34,188,442	38,303,973	24,164,221	16,773,743
Cost of sales	39,596,858	29,895,435	41,331,432	29,974,905	35,801,649	22,807,388	12,452,913
Gross profit	4,891,092	4,207,545	5,315,078	4,213,537	2,502,324	1,356,833	1,320,830
Total operating expenses	3,860,923	3,339,257	4,572,351	4,041,058	1,769,234	1,043,950	1,005,023
Operating income	1,030,169	868,288	742,727	172,479	733,090	312,883	315,807
Net income (loss)	561,080	524,960	426,757	(72,894)	252,667	151,577	233,259
Weighted average diluted shares	3,908,098	4,080,662	3,640,331	3,200,000	3,733,400	4,400,000	4,183,516
Diluted earnings (loss) per share	.14	.13	0.12	(0.02)	0.07	0.04	0.06
	As of September 30,		As of December 31,
	2003	2002	2002	2001	2000	1999	1998
	(Unaudited)	(Unaudited)				(Unaudited)	(Unaudited)
Balance Sheet Data:
Total assets	12,484,611	6,648,289	6,021,013	3,867,661	5,389,257	6,716,292	1,788,813
Line of Credit	5,499,949	1,080,933	2,300,000	1,502,872	2,783,171	2,330,000	0
Short term debt	50,000	55,570	57,031	64,305	174,659	126,954	361,451
Long term debt, less current portion	0	97,742	60,711	137,166	211,078	119,122	65,123
Stockholders' equity	1,629,046	1,412,843	1,067,966	641,209	693,508	734,842	683,263

BUSINESS

Company Overview

        InfoSonics is one of the largest distributors of wireless handsets and accessories in the United States and Mexico. We also distribute products in other portions of North, Central and South America. We distribute products of several key manufacturers, including Audiovox, Kyocera, LG, Motorola, Nokia, Panasonic, Samsung and Sony-Ericsson. In addition to our distribution services, our wholly-owned subsidiary, Axcess Mobile, LLC, owns and operates nine retail kiosks in the San Diego, California area selling handsets, accessories and AT&T Wireless activation directly to end users.

        From 1998 through 2002, we have increased revenues from $16.8 million to $46.6 million representing a compounded annual growth rate of 29.1%. Also over the past five years, operating income has increased from approximately $316,000 to approximately $743,000, yielding a compounded annual growth rate of 23.8%. During the same period, our net income also increased from approximately $233,000 to approximately $427,000, a compound annual growth rate of 16.3%.

        Distribution.    We operate distribution hubs in San Diego, California and Miami, Florida. The San Diego facility primarily serves the needs of our West Coast and Midwest customers while the Florida location services customers primarily on the East Coast and in Latin America. Our distribution services include the purchasing, marketing, selling, warehousing, order assembly, programming, packing, shipping, and delivery of handsets for wireless telecommunications from leading manufacturers to agents, resellers, distributors, independent dealers and retailers in the United States and to wireless network operators and resellers in Latin America. Our distribution activities in Mexico are conducted through our subsidiary, InfoSonics de Mexico, S.A. Our services are intended to provide value to wireless handset manufacturers and wireless network operators.

        We continually review and evaluate wireless telecommunications products in determining our mix of offered products and seek to acquire distribution rights for products that we believe have the potential for significant market penetration. Through the distribution of wireless telecommunications products, we attempt to assist manufacturers in achieving their business objectives of increasing unit sales volume and market share at the points of sale. For the nine months ended September 30, 2003, and September 30, 2002, approximately 93% and 92%, respectively, of our total revenue was derived from our distribution activities.

        Retail Wireless Activations And Handset Sales.    Our wholly-owned subsidiary, Axcess Mobile, LLC, with nine kiosks in the San Diego area, offers retail customers the opportunity to subscribe to AT&T Wireless services and to purchase handsets and accessories. We resell AT&T Wireless service in the San Diego area under an agreement that expires June 30, 2004 and that automatically extends for successive one-year periods under the same terms unless terminated by either party. By agreeing to resell only AT&T Wireless Service in the San Diego area, we receive higher commissions from AT&T than if we were to resell services for multiple carriers. For the nine months ended September 30, 2003 and September 30, 2002, our retail wireless operations (including both product sales and activation fees) accounted for approximately 7% and 8%, respectively, of total revenue.

Overview of Wireless Telecommunications Industry

        Rapid technical developments over the last few years within the wireless telecommunications industry have allowed wireless subscribers to talk, send and receive text messages, send and receive e-mails, capture and transmit digital images, send and receive multimedia messages, play games, and browse the Internet using an all-in-one wireless device. Wireless devices and services also are being used around the world to provide monitoring, point-of-sale transaction processing, inter-device communications, local area networks, location monitoring, sales force automation, and customer relationship management. As a result of these advances and new services, we believe that the handset replacement cycle will continue to shorten, leading to increased handset sales.

        The wireless telecommunications industry and its participants have experienced a number of trends in recent years, including

  •
  the change in focus from subscriber acquisition to subscriber retention and expansion of service offerings;

  •
  consolidation among wireless network operators;

  •
  the convergence of the telecommunications, data and media domains;

  •
  advances in and development of next generation systems technology, including increasing bandwidth;

  •
  the increasing variety of handset forms and configurations;

  •
  new manufacturers and wireless service resellers; and

  •
  the increasing affordability of wireless airtime.

        According to U.S. Bancorp Piper Jaffray in its 2003 Global Wireless Projections report dated May 2003, the worldwide mobile subscriber base is estimated to double from approximately 730 million subscribers in 2000 to in excess of 1.4 billion by 2004. The North American subscriber base is expected to increase from approximately 130 million in 2000 to approximately 204 million by 2004. The chart below summarizes these and other growth trends.

Worldwide Mobile Subscriber Forecast
(Subscribers in Millions)

	2000	2001	2002	2003	2004
North America	130.7	159.7	179.7	194.8	203.8
Year over Year Growth		22.3%	12.5%	8.4%	4.6%
Net Additions		29.1	20.0	15.1	9.0
South America	51.5	64.6	75.3	86.3	97.4
Year over Year Growth		25.4%	16.7%	14.6	12.8%
Net Additions		13.1	10.8	11.0	11.0
Total Subscriberss	730.2	954.2	1,152.1	1,317.1	1,457.1
Year over Year Growth		30.7%	20.7%	14.3%	10.6%
Net Additions		224	197.9	165	140.0

Source: U.S. Bancorp Piper Jaffray

        In addition to the continued growth of subscribers worldwide, the growth rate of number of handsets sold is expected to increase. Users are expected to accelerate the replacement of handsets due to a number of factors including the normal end of life of older handsets in the population, the existence of phone number portability that began in late November 2003, and the continued addition of advanced features such as color screens, advanced messaging, embedded cameras, more reliable and powerful chipsets and a higher speed access rate to the internet, opening a variety of business and personal applications to the consumer. The chart below summarizes the estimated sales of handsets for the periods indicated.

Worldwide Mobile Phone Forecast
(Number of Handsets in Millions)

	2000	2001	2002	2003	2004
Worldwide Handset Sales	410	380	400	445	505
Year over Year %		(7.3)%	5.3%	11.3%	13.5%
New Subscribers	249	224	198	165	140
% of Total	60.8%	58.9%	49.5%	37.1%	27.7%
Year over Year %		(10.0)%	(11.6)%	(16.7)%	(15.2)%
Replacements	161	156	202	280	365
% of Total	39.2%	41.1%	50.5%	62.9%	72.3%
Year over Year %		(3.1)%	29.5%	38.6%	30.4%
Replacement Rate	33.4%	21.4%	21.2%	24.3%	27.7%

Source: U.S. Bancorp Piper Jaffray

        We believe the following major factors are taking place within the wireless telecommunications industry.

        Handsets.    The handset replacement rate for 2002 was 21%, and is anticipated to grow to 24% in 2003, and almost 28% in 2004. As a percentage of total sales, replacements were 51% in 2002 and are anticipated to rise to 72% in 2004. Replacement handsets shipped are estimated to grow from 202 million in 2002 to 365 million units in 2004.

        We believe that handset sales in the markets we serve are driven by the following factors: number portability, customer churn, advances in technology, the E911 mandate, new activations, and repair costs.

          Number Portability.    Based on a ruling by the United States Federal Communications Commission, or FCC, prohibiting a long-standing practice of the major wireless carriers, effective November 24, 2003, wireless phone numbers became portable among wireless carriers. This ruling enables wireless customers in the United States to change wireless carriers while maintaining the same phone number and to shift a phone number from a land-line to a wireless carrier. We believe that the inability to retain the same wireless number has, in the past, been a significant impediment to changing carriers and upgrading equipment. As customers change wireless carriers, they will require new handsets that are compatible with the new carrier's network, thereby increasing the demand for replacement handsets.

          Customer Churn.    This is the process which takes place when a wireless user replaces service from one carrier (wireless phone operator) with another. Based on our experience and observations, as well as discussions with other industry participants, we estimate that carriers have been experiencing 2 to 3% monthly churn and, according to the Yankee Group, a telecommunications consulting firm, 30 million customers will change carriers in the coming year. Churn results from carriers offering aggressive deals to customers enticing them to change carriers and customers' dissatisfaction with existing service and/or from products. Churn increases overall handset sales because wireless handsets may not be compatible across different carrier networks.

          Advances in Technology.    Rapid advances in technology during the past few years have caused a major shift in the handset market. Advances such as color displays, embedded cameras, multimedia messaging services, Internet access and entertainment features such as audio and gaming all have increased demand for handset replacement. According to the Cellular Telecommunications and Internet Association, existing customers tend to buy a new phone every 18 to 24 months. In addition, wireless network operators compete for new customers by increasing the functionality of their networks with the current 2.5G, or second and a half generation, and the rollout of the 3G, or third generation, wireless networks, which have not yet been built in the United States. The migration to 3G systems is expected to contribute to accelerated equipment upgrades, as new handsets will be required to utilize the enhanced capabilities of 3G systems. It is currently not known when 3G networks will be available in the United States.

          E911 Mandate.    The FCC has enacted rules concerning Enhanced 911, or E911, to seek to improve the effectiveness and reliability of wireless 911 services by providing 911 dispatchers with additional information on 911 calls. The FCC established a four-year rollout schedule for wireless carriers to provide more precise location information, within 50 to 100 meters in most cases, beginning October 1, 2001 and to be completed by December 31, 2005. Currently, all new digital handsets activated must be location-capable and, by December 31, 2005, each carrier must achieve 95% penetration of location-capable handsets among its subscribers. We believe that end user replacement cycles will accelerate as a result of this FCC mandate.

          New Activations.    As shown in the table above entitled Worldwide Mobile Phone Forecast, during 2003, new subscribers are anticipated to be 37% of total handset sales worldwide, and, in the United States, the net additions (new activation less customer churn) is anticipated at 10 million users. We believe the gross new activation number to be approximately 40 million users. According to the Yankee Group, the annual number of phones sold each year is about three times the annual number of gross new subscribers.

          Repair Costs.    In many cases, the cost of the repair and replacement of components for handsets is prohibitive versus the cost of a new product. It is our belief that, after the standard manufacturer's warranty period, the propensity of the consumer is to replace rather than repair an existing handset.

        Industry Consolidation.    Merger and acquisition activity within the wireless network operator community has been driven by improved economies of scale, the opportunity to expand national or multi-national service areas, and efforts to increase revenue and profitability through additional service offerings. This activity has increased the demands placed on the carriers to meet increasingly complex and sophisticated customer requirements and provide services over larger geographic regions while attempting to maintain acceptable levels of profitability. We believe that this trend may continue in the future and may lead wireless network operators to focus more closely on their core business of providing wireless telecommunications services, which could, in turn, increase the need for independent distributors and reduce inventory costs by reducing product codes and obsolescence.

Our Strategy

        We intend to continue to increase sales and profitability and to solidify our position as one of the largest distributors of wireless handsets and accessories in the United States and Mexico, in addition to increasing distribution in North, Central and South America. Our strategy is to grow both horizontally and vertically in the wireless handset industry by

  •
  leveraging our existing infrastructure to increase sales in both the United States and Latin America,

  •
  expanding our business to provide outsourced integrated logistic services;

  •
  expanding the target markets in which we sell wireless handsets and accessories;

  •
  expanding geographically;

  •
  increasing margins by maintaining and improving operating efficiencies;

  •
  expanding the number of our retail locations.

        Leverage Infrastructure and Increase Market Share.    We have sales and warehouse operations in both San Diego, California and Miami, Florida. By utilizing this geographic diversity and this existing infrastructure, as well as increases in our infrastructure funded by this offering, and our established relationships with manufacturers, we believe we can increase our sales with relatively low additional cost, resulting in increased earnings. In addition, we have customized a licensed software package for an information and customer management system that allows our employees to track not only every customer order from purchase order to delivery, but also to identify customer and geographic trends. This system is scalable, and under constant improvement to streamline operations and maximize operational efficiencies. The system also analyzes and tracks our relationships with manufacturers and other suppliers so that we can compare our purchasing trends with the overall market. We will continue to make investments in our infrastructure so as to continually enhance our ability to serve our customers and attempt to increase sales.

        Expand Business Offerings.    We intend to expand our business offerings to provide outsourced integrated value-added logistics services to the wireless telecommunications industry. These services will include inventory management, product fulfillment, preparation of product kits, and customized packaging, light assembly and end-user support services. These integrated logistic services are designed to provide outsourcing solutions for the wireless network operators, but also internet retailers and other mass merchants. This service meets their business requirements and supports their efforts to add new subscribers and increase system usage and revenues while minimizing their investments in distribution infrastructure.

        New Target Markets.    We intend to target new markets, such as rural service areas or RSAs, which we believe will enable us to increase sales by introducing products from certain of our manufacturer suppliers that have not been previously sold into these markets. Utilizing our relationships with manufacturers, and our knowledge of this untapped market, we believe we can add revenues as well as gross profit from this market. This market represents approximately 20% of the total United States cellular subscribers, according to U.S. Bancorp Piper Jaffray in its 2003 Global Wireless Projections report dated May 2003, and shares the same characteristics of our existing markets. We believe it will be complementary to our existing customer base and allow us to leverage our existing distribution infrastructure.

        Expand Manufacturer Relationships.    We put great emphasis on developing new, and improving our existing, wireless equipment manufacturer relationships and thereby broadening our product portfolio. We accomplish this by expanding product lines, brands and technologies within the markets we serve, thereby extending our reach. In particular, we are currently focusing on expanding our product portfolio to include the newest products, which provide data, entertainment, and imaging functionality to wireless handset users. We currently have relationships with five of the top manufacturers and are working to develop distribution relationships with others as well as with new, innovative manufacturers. We believe that by expanding our manufacturing relationships, we can offer the most innovative product lines, brands and technologies within the markets we serve.

        Improve Operating Efficiencies.    We constantly monitor our operations to improve our cost structure in order to maintain and increase both profitability and productivity. We continuously evaluate opportunities to operate more efficiently by monitoring returns on invested capital, working to obtain better purchase terms, more effectively utilize our limited capital resources, implement workforce management programs, and centralize back-office operations.

        Geographic Expansion.    We plan to expand our operations through enhanced warehouse and operational facilities in both California and Florida as well as other potential locations. These activities are intended to expand our geographic presence, increase our customer base, improve our product portfolio, and add new capabilities and service offerings. Potential expansion areas include, but are not limited to, local warehouse and operational facilities in the mid-western United States and Latin America.

        Expand Retail Operations.    We operate nine retail kiosks in shopping malls in the San Diego area. We currently sell handsets from various manufacturers including Audiovox, Kyocera, LG, Motorola, Nokia, Panasonic, Samsung and Sony-Ericsson and resell AT&T Wireless phone service. By agreeing to resell only AT&T Wireless Service in the San Diego area, we receive higher commissions from AT&T than if we were to resell services for multiple carriers. Because this business unit has significantly higher gross margins, we intend to pursue the possibility of opening and operating additional retail locations in other large metropolitan markets.

Products and Services

  Distribution Services

        Sources of Revenues.    We generate revenues by distributing and selling wireless handsets and accessories in the United States and Latin America. Our distribution activities in Mexico are conducted through our subsidiary, InfoSonics de Mexico, S.A. As a part of our distribution activities, we perform value added services when requested by the customer. These services include but are not limited to programming, locking, software loading, packaging, and quality assurance testing. During the nine months ended September 30, 2003 and the year ended December 31, 2002, approximately 93% and 92%, respectively, of our revenues were from distribution.

        Customers.    Our United States customers include agents, resellers, distributors, independent dealers and retailers. Our Latin American customers include wireless network operators and resellers. During the nine months ended September 30, 2003, we provided products and services to approximately 600 customers. Our two largest customers accounted for approximately 24% and 22%, respectively, of our total revenue for the nine months ended September 30, 2003 and the year ended December 31, 2002. We generally sell our products pursuant to customer purchase orders and ship products by common carrier on the same day orders are received from the customer.

  Retail Services

        Sources of Revenues.    We generate revenues at our retail kiosk locations by selling wireless handsets and accessories, for which we are paid by the customers, and by reselling wireless services for AT&T Wireless, which consist primarily of activation as well as upgrades, for which we are paid commissions by the carrier. These commissions are increased with each additional feature a customer adds to the customer's basic wireless service, such as text messaging and internet access. We receive additional monthly payments, or residuals, to the extent customers continue their accounts. Most of our retail revenues are derived from commissions received from sales of wireless services. Currently, we operate in one large metropolitan market, the San Diego area; however, we may target other large metropolitan markets for expansion.

        Customers.    Our retail wireless services are typically provided to individuals, who maintain agreements directly with the carrier. These individuals also are the customers for handset and accessory sales at our retail locations.

Information Systems

        Our information system, which is based upon licensed software, has been, and continues to be, customized specifically by our management to meet the specific needs of our business. The system allows management to access and have total control over information related to all aspects of the business, including customer relationship management, intelligent purchasing, inventory control, inventory flow, back orders, line item margin control for every order, and weighted average cost and statistical data for every product, customer and supplier. Management believes that our information systems have allowed us to provide better service to customers, which we believe leads to increased customer satisfaction and resulting customer retention and future sales.

Vendors

        We have established key relationships with many of the leading manufacturers of wireless telecommunications equipment. In 2002, we purchased inventory from more than 65 wireless mobile device and accessory manufacturers and other suppliers. Certain of our suppliers may provide favorable purchasing terms to us, including price protection, cooperative advertising, volume incentive rebates, stock balancing and marketing allowances. Product manufacturers typically provide limited warranties directly to the end user.

        During the nine months ended September 30, 2003, three vendors accounted for approximately 21%, 17% and 12%, respectively, of our total cost of sales. During the year ended December 31, 2002, three vendors accounted for approximately 28%, 14% and 12%, respectively, of our total cost of sales.

        We have entered into written agreements with two of our supplier-manufacturers for distribution in the United States. These agreements are subject to certain conditions and exceptions including the retention by these suppliers of certain direct accounts and restrictions regarding our resale of products. These agreements require us to satisfy purchase requirements based upon forecasts provided by us, a portion of which forecasts are binding, and generally can be terminated on short notice by either party. In addition, we purchase products from other manufacturers and suppliers pursuant to purchase orders placed from time to time in the ordinary course of business for products to be sold in the United States and specific countries or geographic areas outside the United States. All our agreements with suppliers are non-exclusive. Although we do not have written agreements with the majority of our manufacturers and suppliers, we believe we will have adequate product flows in the future to fulfill our reasonably foreseeable product requirements.

Sales and Marketing

        We believe that direct selling and one-on-one relationships, as well as in-depth product and competitive landscape knowledge, are important factors in the marketing of the products that we sell. Accordingly, we promote relationship building and maintenance through personal contact and advertising in industry publications, both print and on-line, and attending the major national and regional carrier shows. Our suppliers and customers use a variety of methods to promote their products and services directly to consumers, including print and media advertising.

        We currently employ 15 experienced sales professionals who are involved in distribution and who market to existing and potential customers in their respective assigned territories through both telephone and e-mail interaction and notification of special promotions. Potential new customers are located primarily through our database, as well as industry publications and journals. Each sales person is compensated based on generation of new customers as well as maintaining existing customers. We believe this approach motivates the sales professionals to achieve higher gross margin as well as greater sales numbers.

Competition

        We compete for sales of wireless telecommunications equipment and accessories, and expect that we will continue to compete, with numerous well-established wireless network operators, distributors and manufacturers, including our own suppliers. Competitors in the United States and Latin America include wireless equipment manufacturers, network operators and other dedicated wireless distributors such as CellStar Corporation and BrightPoint, Inc. Our planned logistics services business will compete with logistics services providers and electronics manufacturing service providers in the United States and Latin America, such as Communications Test Design, Inc., UPS Logistics, Aftermarket Technologies Inc., CAT Logistics, CellStar and BrightPoint.

        The markets for wireless handsets and accessories are characterized by intense price competition and significant price erosion over the life of a product. Many of our competitors have the financial resources to withstand substantial price competition and to implement extensive advertising and promotional programs, both generally and in response to efforts by additional competitors to enter into new markets or introduce new products. For additional information concerning competition and possible affects of competition on our business, see "Risk Factors—Risks Relating to our Business—The wireless telecommunications industry is intensely competitive and we may not be able to continue to compete successfully in this industry".

Employees

        As of September 30, 2003, we had 101 employees. Of these employees, five were in executive positions, 80 were engaged in sales and marketing (65 in our retail locations and 15 in our distribution business), seven were in service operations, and nine were in finance and administration (including information technology employees). From time to time, we utilize temporary employees to perform warehouse and retail functions. None of our employees is covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Properties

        We provide our distribution services from our sales and operations centers located in San Diego, California and Miami, Florida. These facilities are occupied pursuant to operating leases. Our retail wireless locations consist of leased kiosks in nine San Diego metropolitan shopping centers. The table below summarizes information about our sales and operations centers:

	Number of Locations	Aggregate Square Footage	Approximate Monthly Rent
San Diego, California	1	18,000	$14,000
Miami, Florida	1	4,000	$3,400
Retail kiosk locations	9	1,350	$68,000	(1)

(1)
Individual kiosk rental rates range from $6,000 to $10,000 per month. The number shown is for all locations.

        The sublease for our San Diego executive offices and warehouse space expires in June 2004, although it may be terminated earlier if the master lease is terminated earlier. We believe that our existing facilities are adequate for our current requirements and that suitable alternative or additional space will be available as needed for alternative space or to accommodate future expansion of our operations.

Credit Facility

        We have a line of credit with Comerica Bank that allows us to borrow up to a maximum of $6,500,000 with a maturity date of March 7, 2004. Management believes that the credit line will be renewed or replaced in an equal or greater amount. The current line of credit provides for advances not to exceed 80% of eligible accounts receivable and 85% of foreign and domestic insured accounts receivable. Advances pursuant to the line of credit are collateralized by substantially all our assets and are personally guaranteed by Joseph Ram, our Chief Executive Officer, a director, and the principal stockholder. Interest on outstanding advances is payable monthly and is computed using the Bank's prime rate or, at our option, the one-, two-, or three-month LIBOR rate plus 2.25% for the first $500,000 and 2.5% for amounts over $500,000. On September 30, 2003, our interest rate on $3,500,000 of the outstanding principal balance was 4.0%, our interest rate on $1,500,000 of outstanding principal was 3.67% and our interest rate on the remaining $500,000 of outstanding principal balance was 3.39%. On September 30, 2003, the outstanding principal balance on the line of credit was approximately $5.5 million; and on December 31, 2003 it was approximately $5.2 million.

Insurance

        We have a commercial liability policy, an umbrella policy, workmen's compensation insurance, and accounts receivable credit insurance as well as other policies covering damage to our properties and inventories. These policies cover our facilities, employees, equipment, inventories and vehicles in all states of operation. We believe our insurance coverage is adequate for most foreseeable problems and is comparable with the coverage of other companies in the same business and of similar size. We also have applied for directors and officers liability insurance.

Legal Proceedings

        In the normal course of our business, we may be a party to legal proceedings. We are not currently a party to any material legal proceedings.

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

        This discussion and analysis should be read in conjunction with the "Selected Financial Data" and our accompanying Consolidated Financial Statements and related notes contained in this prospectus. Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of any contingent liabilities at the financial statement date and reported amounts of revenue and expenses during the reporting period. On an on-going basis we review our estimates and assumptions. Our estimates were based on our historical experience and various other assumptions that we believe to be reasonable under the circumstances. Actual results are likely to differ from those estimates under different assumptions or conditions, but we do not believe such differences will materially affect our financial position or results of operations. Our critical accounting policies, the policies we believe are most important to the presentation of our financial statements and require the most difficult, subjective and complex judgments, are outlined below in "—Critical Accounting Policies," and have not changed significantly. All references to financial data or results as of or for the period ending September 30, 2003 or September 30, 2002 are unaudited. Certain statements made in this report may contain forward-looking statements. For a description of risks and uncertainties relating to such forward-looking statements, see the cautionary statements.

        Our business has historically experienced increased volumes of sales at the end of the calendar year. This and other seasonal factors contribute to the usual increase in our sales during the third and fourth quarters of our fiscal year.

        Effective September 11, 2003, InfoSonics reincorporated in Maryland and effected a two-for-one forward stock split. Per share amounts for all periods presented in this report have been adjusted to reflect this change.

Results of Operations:

  Nine Months Ended September 30, 2003 Compared With Nine Months Ended September 30, 2002

        For the nine months ended September 30, 2003, we had net income of $561,000, or $.18 per share, on revenues of $44.5 million. This compares with net income of $525,000, or $.16 per share, on revenues of $34.1 million for the nine months ended September 30, 2002. The increase in revenues was primarily attributable to the strengthening of our sales and marketing efforts in both the United States and Latin America, as well as an increase in the number of units and average selling price of handsets sold. For the nine months ended September 30, 2003, the number of handsets sold increased 17.2%, and the average selling price increased 12.8% as compared with the nine months ended September 30, 2002. In addition, the revenues from our retail operations increased 9% for the same period.

        For the nine months ended September 30, 2003, gross profit increased by $684,000, an increase of 16.2% as compared with the nine months ended September 30, 2002. Gross profit as a percentage of revenues was 11.0% for the nine months ended September 30, 2003 as compared with 12.3% for the nine months ended September 30, 2002. The increase in gross profit dollars was primarily the result of increased sales volume, whereas the decrease in gross profit as a percentage of revenues was due to the higher average purchase price, together with lower margins, in the nine months ended September 30, 2003, as well as the lack of inventory availability of higher margin products in the nine months ended September 30, 2003.

        For the nine months ended September 30, 2003, our income from operations was $1,030,000, an increase of 18.6% as compared with the nine months ended September 30, 2002. This increase is primarily attributable to the increase in revenues and gross profit dollars discussed above.

  Year Ended December 31, 2002 Compared With Year Ended December 31, 2001

        For the year ended December 31, 2002, we had net income of $427,000, or $.13 per share, on revenues of $46.6 million. This compared with a net loss of $73,000, or $.02 per share, on revenues of $34.2 million for the year ended December 21, 2001. The increase in revenues was partially attributable to the strengthening of our sales force in the United States, as well as an increase in the number of units and average selling price of handsets sold. For the year ended December 31, 2002, the number of handsets sold increased 36.9%, and the average selling price per unit increased 2.2% as compared with the year ended December 31, 2001. The last several months of 2001 also were impacted by the economic slowdown during that time (including the events of September 11, 2001). In addition, the revenues from our retail operations increased by 19.4% from the previous year.

        For the year ended December 31, 2002, our gross profit increased by $1.1 million, an increase of 26.1% as compared with the year ended December 31, 2001. Gross profit was 11.4% of revenue for the year ended December 31, 2002 as compared with 12.3% for the year ended December 31, 2001. The increase in gross profit dollars was primarily the result of increased sales volume, and the decrease in gross profit as a percentage of revenues was due primarily to a change in product mix, characterized by selling a larger percentage of lower gross profit handsets in the year ended December 31, 2002 as compared with year ended December 31, 2001.

        For the year ended December 31, 2002, our income from operations was $743,000, as compared with $172,000 for the year ended December 31, 2001. The increase in income from operations for the year ended December 31, 2002 was a result of the factors discussed above, as well as the overall economic slowdown in the last four months of 2001.

  Year Ended December 31, 2001 Compared With Year Ended December 31, 2000

        For the year ended December 31, 2001, we experienced a net loss of $73,000, or $.02 per share, on revenues of $34.2 million, compared with net income of $253,000, or $0.08 per share, on revenues of $38.3 million for the year ended December 21, 2000. The decrease in revenues was primarily attributable to the economic slowdown during the last several months of 2001 (including the events of September 11, 2001). For the year ended December 31, 2001, average selling price decreased 9.6% as compared with the year ended December 31, 2000. The decrease in average handset selling price was directly attributable to the product mix available for sale during the year ended December 31, 2001.

        For the year ended December 31, 2001, gross profit increased by $1.7 million, an increase of 68.4% as compared with the year ended December 31, 2000. Gross profit as a percentage of revenues was 12.3% for the year ended December 31, 2001 as compared with 6.5% for the year ended December 31, 2000. The increase in both gross profit dollars and gross profit as a percentage of sales was primarily the result of the consolidated reporting of our retail subsidiary Axcess Mobile LLC, with its higher margins, which was acquired as of December 31, 2000, and became consolidated in our financial statements beginning on January 1, 2001.

        For the year ended December 31, 2001, our income from operations was $172,000, as compared with $733,000 for the year ended December 31, 2000. The decrease in income from operations for the year ended December 31, 2001 was a product of the factors discussed above, as well as the consolidation of our wholly owned subsidiary Axcess Mobile, LLC, beginning on January 1, 2001.

Financial Condition, Liquidity and Capital Resources

  Cash

        At September 30, 2003, we had $33,459 in cash, at December 31, 2002, we had $1,268,611 in cash, and, at September 30, 2002, we had $27,183 in cash.

  Cash Flows

        Cash generated from operations also has been a major contributing factor to our growth. For the nine months ended September 30, 2003, and for the nine months ended September 30, 2002, cash used in operating activities was $3,952,000 and $786,622, respectively. The increase in the use of cash in operations for the nine months ended September 30, 2003 is primarily due to increases in accounts receivable and inventory, both of which resulted from increased sales levels. As we continue to grow, cash provided by operating activates can fluctuate based upon market conditions, and cash used in investing activities will be increased from time to time as needed to support the increased levels of business.

        Net cash used in investing activities for the nine months ended September 30, 2003 was $24,688, and net cash used in investing activities for the nine months ended September 30, 2002 was $35,969.

        We expect that our capital expenditure requirements for fiscal 2004 will be approximately $100,000. We expect to use these funds primarily for the purchase of computer and office equipment as well as leasehold improvements to our corporate headquarters. We currently have no capital expenditure commitments over the next 12 months.

  Borrowings

        We utilize a bank line of credit which is based upon eligible accounts receivable. For the years ended December 31, 2002, 2001 and 2000, amounts advanced against that line were approximately $2.3, $1.5, $2.8 million, respectively. This credit line has been an important part of growing the business, and market changes affecting accounts receivable could diminish the borrowing base of available funds. For the years ended December 31, 2002, 2001 and 2000, advances were 52%, 73% and 92% of the available borrowing base. This current facility expires March 7, 2004, and management believes it will be able to renew or replace this facility in an equal or greater amount upon its expiration.

        We believe that our existing cash resources, together with our projected cash flow from operations and the net proceeds from this offering, will be sufficient to allow us to implement our strategy and growth plan described in this prospectus.

Contractual Obligations

        We lease corporate and administrative office facilities, automobiles, and equipment under non-cancelable operating leases. Certain of these leases contain renewal options. Rent expense under these leases was approximately $900,000 and $692,000 for 2002 and 2001, respectively.

        The following is a schedule of future minimum rental payments required by the above leases.

Year Ending December 31,	Buildings and Kiosks	Automobiles and Equipment	Total
2003	$780,208	$34,317	$814,525
2004	$388,031	2,523	$390,554
2005	$88,379	—	$88,379

Total	$1,256,618	$36,840	$1,293,458

Critical Accounting Policies

        We believe the following critical accounting policies are important to the presentation of our financial condition and results, and require management's judgments often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

  Revenue Recognition and Accrued Chargebacks

        Revenues are recognized upon (1) shipment of the products to customers, (2) when collection of the outstanding receivables are probable, and (3) the final price of the product is determined. Commission revenue on phone activations is recorded at the time of the activation and may be charged back to the Company in future periods. The carrier has six months from date of activation to charge back amounts previously credited to the Company if the customer terminates its service. We provide an allowance for estimated returns based on our experience, which estimate is recorded as a contra asset against accounts receivable. A provision for returns is provided in the same period in which the related commission revenue is recorded. Customer credit-worthiness and economic conditions may change and increase the risk of collectibility and contract terminations and may require additional provisions, which would negatively impact our operating results.

  Allowance for Doubtful Accounts and Sales Return Reserve

        Credit evaluations are undertaken for all major sale transactions before shipment is authorized. Normal payment terms require payment on a net sixty day basis. On an on-going basis, we analyze the payment history of customer accounts, including recent customer purchases. We evaluate aged items in the accounts receivable aging and provide reserves for doubtful accounts and estimated sales returns. Customer credit-worthiness and economic conditions may change and increase the risk of collectibility and sales returns and may require additional provisions, which would negatively impact our operating results. As of December 31, 2002, December 31, 2001 and September 30, 2003, respectively, the allowance for doubtful accounts was $34,011, $133,798, and $117,524.

  Inventory Write-Off and Effect on Gross Margin

        We regularly monitor inventory quantities on hand and record a provision for excess and obsolete inventories based primarily on historical usage rates and our estimated forecast of product demand for a period of time, generally six months. Because of obsolescence, we will generally provide a full reserve for the costs of our inventories in excess of our relevant forecast for the applicable period.

        We attempt to control our inventory levels so that we do not hold inventories in excess of demand for the succeeding six months. However, because we need to place non-cancelable orders with significant lead time and because it is difficult to estimate product demand, it is possible that we will build inventories in excess if demand for the future periods. If we have inventories in excess of estimated product demand, we will provide a reserve, which could have a material adverse effect on our reported results of operations and financial position.

Quantitative And Qualitative Disclosures About Market Risk

        We are subject to market risks with respect to interest rates because our line of credit has a floating interest rate. We can choose among the bank's prime rate, which was 4% at September 30, 2003, and the one-, two-, and three-month LIBOR rates plus (with respect to the LIBOR rate) 2.25% for the first $500,000 of borrowings and 2.5% for borrowings above $500,000. As of September 30, 2003, our LIBOR borrowings were $2,000,000 and were based on the three-month rate, which was 1.14% at that time. If the full $6,500,000 available under our credit facility were outstanding for a full year, each increase of 1% in the applicable interest rate would result in an additional $65,000 in interest expense for that year.

        Our business outside the United States is conducted in United States Dollars. Although we purchase and sell products and services in United States Dollars and do not engage in exchange swaps, futures or options contracts or other hedging techniques, fluctuations in currency exchange rates could reduce demand for products sold in United States dollars. We cannot predict the effect that future exchange rate fluctuations will have on our operating results. We may in the future engage in currency hedging transactions, which could result in our incurring significant additional losses.

MANAGEMENT

        Set forth in the following table are the names of our directors and executive officers, their respective positions and ages, and the year in which each director was first elected. Additional information concerning each of these individuals follows the table.

Name	Age	Position with InfoSonics	Initial Date as Director
Joseph Ram	41	Chief Executive Officer, President and Director	1994
Abraham Rosler	42	Executive Vice President and Director	1998
Joseph Murgo	35	Vice President of Sales and Marketing	N/A
Jeffrey Klausner	32	Chief Financial Officer	N/A
John W. Combs(1)(2)	56	Director	2003
Randall P. Marx(1)(2)	51	Director	2003
Robert S. Picow(1)(2)	48	Director	2003

(1)
Member of the Audit Committee of our Board.

(2)
Member of the Compensation Committee of our Board.

Executive Officers and Directors

        Joseph Ram, Founder, President, CEO & Director.    In 1994, Mr. Ram founded InfoSonics Corporation as a distribution center for telecom and business systems. Previously, between 1989 and 1993, as sales director for ProCom Supply, Mr. Ram was in charge of worldwide purchasing and oversaw all international sales.

        Abraham Rosler, Executive Vice President & Director.    Mr. Rosler has served as Executive Vice President and a director of InfoSonics since 1998. Mr. Rosler oversees purchasing and all international sales. Prior to joining InfoSonics, Mr. Rosler was the managing director of a company that sold cellular accessories into Latin America. Mr. Rosler holds a Bachelor of Arts degree from the University of Nevada at Las Vegas.

        Joseph Murgo, Vice President of North America Sales & Marketing.    Mr. Murgo has served as our Vice President of North American Sales and Marketing since February 2000. Mr. Murgo oversees our domestic sales department. Mr. Murgo was the director of a sales team at BrightPoint, Inc. from 1996 until 1999 and a national account manager for Ericsson, Inc. from 1999 until 2000. Mr. Murgo has an Associated Arts degree from Massachusetts Bay Community College.

        Jeffrey Klausner, Chief Financial Officer.    Mr. Klausner has served as our Chief Financial Officer since July 2003. Prior to joining InfoSonics in July 2003, Mr. Klausner was responsible for financial management of Cable & Wireless's Content Delivery Network, including caching and streaming, from 2000 until 2003. Prior to his work at Cable & Wireless, during 1999 he was Corporate Controller for Sandpiper Networks, later merged with Digital Island and acquired by Cable & Wireless. From 1996 to 1999, Mr. Klausner was head of Finance and Operations for STV Communications, which was later acquired by Sonic Foundry. Mr. Klausner started his career with Coopers & Lybrand in the technology and entertainment practice in Los Angeles. Mr. Klausner holds a Bachelors of Science in Management from Tulane University, and is a CPA in California.

        John W. Combs, Director.    Mr. Combs has served as a director of InfoSonics since December 2003. Mr. Combs has served as a director of DMC Stratex Networks, Inc., a publicly traded company that provides high-speed wireless transmission solutions, since May 1997. Mr. Combs has served as Chairman and Chief Executive Officer of Littlefeet, Inc., a distributed cover technology company, since July 2001. From September 1999 to July 2001, Mr. Combs served as President and Chief Executive Officer of Internet Connect, a broadband networking solutions provider. Mr. Combs served as President, Southwest Area, for Nextel Communications, Inc., a wireless digital communications system provider, from June 1993 to September 1999. Prior to Nextel Communications, Mr. Combs was President of Mitel Inc., a manufacturer of private branch exchanges or PBXs.

        Randall P. Marx, Director.    Mr. Marx has served as a director of InfoSonics since December 2003. Mr. Marx has served as Chief Executive Officer of ARC Wireless Solutions, Inc., a publicly traded company engaged in antenna design and manufacture and the distribution of wireless network components, since February 2001 and has served as a director of ARC since May 1990. Mr. Marx served ARC as President from November 1991 until July 2000, as Treasurer and Principal Financial Officer from December 1994 until June 30, 2000 and as Director of Acquisitions from July 2000 until February 2001. From 1983 until 1989, Mr. Marx served as President of THT Lloyd's Inc., Lloyd's Electronics Corp. and Lloyd's Electronics Hong Kong Ltd., international consumer electronics companies.

        Robert S. Picow, Director.    Mr. Picow has served as a director of InfoSonics since December 2003. Mr. Picow has served as a director of Streicher Mobile Fueling, a fuel distribution company, since March 2001 and as a director of Fundamental Management Corporation, a private fund management company, since May 2001. Mr. Picow also has served as a director of Cenuco Inc., a publicly traded company engaged in wireless application development and software solutions, since October 2003. Mr. Picow was chief executive officer of Allied Communications, a cellular telephone and accessory distribution company, from its formation in 1986 until it merged with Brightpoint in 1996. Mr. Picow served as Vice Chairman and a director of Brightpoint from 1996 until 1997. Mr. Picow also serves on the board of trustees of the Children's Place at Homesafe, a Palm Beach, Florida based charity.

Board Committees

        Audit Committee.    In August 2003, our Board of Directors formed an audit committee and a compensation committee. The audit committee performs the following functions:

  •
  to determine the independent auditors to be employed;

  •
  to discuss the scope of the independent auditors' examination;

  •
  to review the financial statements and the independent auditors' report;

  •
  to solicit recommendations from the independent auditors regarding internal controls and other matters;

  •
  to review all related party transactions for potential conflicts of interest;

  •
  to make recommendations to the Board; and

  •
  to perform other related tasks as requested by the Board of Directors.

        John W. Combs, Randall P. Marx and Robert S. Picow are the members of the audit committee. The board has determined that Mr. Marx, Chairman of the Audit Committee, is an audit committee financial expert and that Messrs. Combs, Marx and Picow are independent directors.

        Compensation Committee.    We also have a compensation committee, which is responsible for setting the compensation of all executive officers and senior level employees. Messrs. Combs, Marx and Picow serve on the compensation committee.

        Nominating Committee.    We also have a nominating committee, which is responsible for nominating potential directors and for considering nominations for potential directors submitted by our stockholders. Messrs. Combs, Marx and Picow serve on this committee.

EXECUTIVE COMPENSATION

Summary Compensation

        The following table sets forth in summary form, for each of the last three successive fiscal years ended December 31, 2002, the compensation we paid to our Chief Executive Officer and to any other person with at least $100,000 in compensation during any of those fiscal years.

Summary Compensation Table

	Annual Compensation				Long Term Compensation
					Awards		Payouts
Name and Principal Position	Fiscal Year	Salary ($)(1)	Bonus ($)(2)	Other Annual Compensation ($)(3)	Restricted Stock Awards(#)	Options (#)	Payouts ($)(3)	All Other Compensation ($)(4)
Joseph Ram Chief Executive Officer	2002 2001 2000	118,800 118,800 116,100	124,910 128,510 168,355	21,485 21,391 15,159	— — —	— 200,000 —	— — —	— — —
Abraham Rosler Executive Vice President	2002 2001 2000	72,000 72,000 72,000	28,875 23,250 36,200	6,752 6,786 8,098	— — —	— 45,500 —	— — —	— — —
Joseph Murgo Vice President of Sales	2002 2001 2000	90,004 98,750 82,665	56,428 26,885 22,116	— — —	— — —	10,000 — —	— — —	— — —

(1)
The dollar value of base salary (cash and non-cash) earned during the year indicated.

(2)
The dollar value of bonus (cash and non-cash) earned during the year indicated.

(3)
Unless otherwise shown, the aggregate amount of perquisites and other personal benefits, securities or property received by the named executive officers was less than either $50,000 or 10.0% of the total annual salary and bonus reported for such named executive officer, whichever is less. The amounts shown are for automobile and tax return preparation expenses paid by InfoSonics.

(4)
All other compensation received that InfoSonics could not properly report in any other column of the Summary Compensation Table.

Option Grants

        The following table sets forth information concerning individual grants of stock options made during the fiscal year ended December 31, 2002 to each named executive officer.

Option Grants For Fiscal Year Ended December 31, 2002

Name	Number of Securities Underlying Options Granted (#)		% of Total Options Granted to Employees in Fiscal Year	Exercise or Base Price ($/Share)	Expiration Date
Joseph Ram	0		—	—	—
Abraham Rosler	0		—	—	—
Joseph Murgo	10,000	(1)	41%	$1.70/Share	2012

(1)
All options are currently exercisable.

Aggregated Option Exercises and Fiscal Year-End Option Value

        The following table provides certain summary information concerning stock option exercises during the fiscal year ended December 31, 2002 by the named executive officers and the value of unexercised stock options held by the named executive officers as of December 31, 2002.

Aggregated Option Exercises For Fiscal Year Ended
December 31, 2002 And Year-End Option Values(1)

			Number of Securities Underlying Unexercised Options at Fiscal Year-End(#)(2)		Value of Unexercised In-the-Money Options at Fiscal Year-End($)(3)
Name	Shares Acquired on Exercise(#)	Value Realized ($)
			Exercisable	Unexercisable	Exercisable	Unexercisable
Joseph Ram	—	—	200,000	—	1,500,000	—
Abraham Rosler	—	—	605,500	—	4,541,250	—
Joseph Murgo	—	—	10,000	—	75,000	—

(1)
No stock appreciation rights are held by any of the named executive officers.

(2)
The total number of unexercised options held as of December 31, 2002, is separated between those options that were exercisable and those options that were not exercisable on that date.

(3)
For all unexercised options held as of December 31, 2002, the aggregate dollar value of the excess of the market value of the stock underlying those options over the exercise price of those unexercised options. These values are shown separately for those options that were exercisable, and those options that were not yet exercisable, on December 31, 2002. Because there was no public market at that time, the calculations were made using the proposed public offering price of $            per share.

Employment, Severance and Separation Agreements with Named Executive Officers

        InfoSonics has entered into employment agreements dated as of January 1, 2004 with each of its executive officers. The employment agreements for each of Joseph Ram, Jeffrey Klausner and Abraham Rosler are substantially similar except with respect to the annual salary. Mr. Ram is to receive an annual salary of $275,000, Mr. Klausner is to receive an annual salary of $150,000, and Mr. Rosler is to receive a salary of $120,000. In addition, the employees will be eligible for bonuses as determined by the Compensation Committee. The employment agreements with these executive officers have a term of four years.

        The employment agreement for Mr. Murgo provides for an annual base salary of $100,000 plus a bonus of up to 200% of salary, depending on total sales levels and gross profits from sales generated by Mr. Murgo and the sales people that he supervises. The percentages used to calculate the bonus may be revised by the Compensation Committee as other personnel are hired for certain sales activities. In addition, the Compensation Committee has the right to review Mr. Murgo's employment agreement every six months and to change terms as the Committee deems appropriate. If Mr. Murgo does not agree to the changes, we have the right upon ten days' notice to Mr. Murgo to amend the compensation payable under the agreement to a salary amount equal to 110% of the average monthly salary paid to Mr. Murgo for the previous 12 months.

        All the agreements with the executive officers provide for the payment of severance under certain conditions. If the Company terminates the employment agreements other than for cause or as a result of a breach of a fiduciary or other obligation of the employee to InfoSonics, or if the employee terminates for "good reason" (as defined in the employment agreements), the employee is entitled to a severance payment equal to the greater of 50% of the salary payable over the remaining term of the employment agreement or 18 months of salary. If the employee voluntarily terminates his employment other than for "good reason" as defined in the employment agreements, the employee is not entitled to receive a severance payment. The definition of "good reason" includes a change in control of the Company.

Stock Option Plans

  1998 Stock Option Plan

        In May 1998, our Board of Directors and shareholders approved a Stock Option Plan (the "1998 Plan") that allowed us to issue options to purchase up to 50,000 shares of common stock to key executives. The 1998 Plan was amended effective December 31, 2001 to extend the term of the 1998 Plan until May 31, 2008 and to increase the number of shares underlying options granted under the 1998 Plan to 858,700. Options granted under the 1998 Plan are not incentive stock options under the Internal Revenue Code. The 1998 Plan is administered by a committee appointed by the Board of Directors. Members of the committee are not eligible to receive options under the 1998 Plan. The committee has complete discretion, subject to the terms of the 1998 Plan, to determine the individuals to whom options will be granted, the number of shares subject to each option, and the vesting and other provisions of the options. Under the 1998 Plan, options may be granted to officers and department heads of the Corporation. Options granted under the 1998 Plan expire ten years after the date of grant. Shares issued upon the exercise of options granted under the 1998 Plan are subject to repurchase upon the termination of the eligible employee's employment. The purchase price for the shares repurchased is the value of the shares as determined by an independent appraisal commission by the Corporation's Board of Directors. At December 31, 2003, options to purchase 858,700 shares of common stock were outstanding under the 1998 Plan and no additional options could be granted under the 1998 Plan.

  2003 Stock Option Plan

        Pursuant to our 2003 Stock Option Plan, we may grant options to purchase an aggregate of 775,000 shares of common stock to key employees, non-employee directors and key individuals selected by the option committee. The options granted pursuant to the 2003 Plan may be incentive options qualifying for beneficial tax treatment for the recipient, non-qualified options, or non-qualified, non-discretionary options. Only our employees or employees of subsidiaries are eligible for incentive options, and employees and other persons who have contributed or are contributing to our success are eligible for non-qualified options. Non-qualified, non-discretionary options may be granted only to outside directors. With respect to options granted to persons other than outside directors, the 2003 Plan is administered by an option committee that determines the terms of the options subject to the requirements of the 2003 Plan. Under the terms of the 2003 Plan, our Compensation Committee of the Board of Directors is permitted to serve, and has served, as the option committee. The portion of the 2003 Plan concerning non-qualified, non-discretionary options provides that outside directors automatically receive options to purchase 15,000 shares of common stock pursuant to the 2003 Plan at the time of their initial election as an outside director. The Chair of the Audit Committee will automatically receive additional options to purchase 5,000 shares at the time of election as Chair of that Committee. The options held by outside directors are not exercisable at the time of grant, but options to purchase one-third of the shares become exercisable for each outside director on December 31 of each of the first three years immediately following the date of grant of these options to the outside director. The exercise price for the non-qualified, non-discretionary options is the fair market value of the common stock on the date these options are granted. Shares acquired upon exercise of these options cannot be sold for six months following the date of grant. If not previously exercised, non-qualified, non-discretionary options that have been granted expire five years after the date of grant. The non-qualified, non-discretionary options also expire 90 days after the optionholder ceases to be a member of our Board of Directors. At any time that all of an outside director's options or options granted to the Chair of the Audit Committee have become exercisable, non-qualified, non-discretionary options to purchase an additional 15,000 shares, or 5,000 shares for the Chair of the Audit Committee, which are not exercisable at the time of grant, shall be granted automatically to that outside director.

        All options granted under the 2003 Plan will become fully exercisable upon the occurrence of a change in control of InfoSonics or certain mergers or other reorganizations or asset sales described in the 2003 Plan. Options granted pursuant to the 2003 Plan generally are not transferable during the optionee's lifetime. Subject to the other terms of the 2003 Plan, the option committee has discretion to provide vesting requirements and specific expiration provisions with respect to the incentive options and non-qualified options granted. At December 31, 2003, options to purchase 353,000 shares of common stock were outstanding under the 2003 Plan and options to purchase 422,000 shares were available to be granted pursuant to the 2003 Plan.

Compensation of Outside Directors

        In 2002, we had no outside directors. In December 2003, we elected three outside directors. In addition to grants of options described above in "Stock Option Plans—2003 Stock Option Plan," outside directors will receive $13,500 per year, payable quarterly, for serving as directors. The Chair of the Audit Committee will receive an additional $2,000 per year, payable quarterly. Outside directors also will be reimbursed for out-of-pocket expenses incurred in fulfilling their duties as directors.

BENEFICIAL OWNERS OF SECURITIES

        As of January 26, 2004, there were 3,212,000 shares of our common stock outstanding. The following table sets forth certain information as of that date with respect to the beneficial ownership of our common stock by each director and named executive officer, by all executive officers and directors as a group, and by each other person known by us to be the beneficial owner of more than five percent of our common stock.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned(1)		Percentage of Shares Outstanding	Percentage of Shares Outstanding After Offering(2)
Joseph Ram 6325 Lusk Blvd., Suite A San Diego, CA 92121	2,600,000	(3)	76.2%	48.0%
Abraham Rosler 6325 Lusk Blvd., Suite A San Diego, CA 92121	605,500	(4)	15.9%	10.4%
Joseph Murgo	30,000	(4)	*	*
John W. Combs	0	(5)	—	—
Randall P. Marx	0	(5)	—	—
Robert S. Picow	0	(5)	—	—
All Officers and Directors as a Group (9 Persons)	3,235,500	(6)	79.9%	53.5%
JRC, Inc. One Knightrider Court London EC4V 5JU United Kingdom	920,000	(7)	27.6%	17.3%

*
Less than one percent

(1)
"Beneficial ownership" is defined in the regulations promulgated by the SEC as having or sharing, directly or indirectly, (1) voting power, which includes the power to vote or to direct the voting, or (2) investment power, which includes the power to dispose or to direct the disposition of shares of the common stock of an issuer. Shares of common stock subject to options that are currently exercisable or exercisable within 60 days of the date of this prospectus, are considered outstanding and beneficially owned by the person holding the options for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person.

(2)
Assumes that the Underwriters' over-allotment option is not exercised and that the named persons do not purchase any shares in the offering.

(3)
Includes 200,000 shares underlying currently exercisable options.

(4)
Consists of shares underlying currently exercisable options.

(5)
Does not include options to purchase 20,000 shares held by Mr. Marx and options to purchase 15,000 shares held by Mr. Picow and Mr. Combs as non-employee directors pursuant to our 2003 Stock Option Plan. One-third of these options become exercisable on each of December 31, 2004, 2005, and 2006 if the holder continues to be a director on those dates.

(6)
Includes 835,500 shares underlying currently exercisable stock options held by officers and directors.

(7)
Includes 120,000 shares underlying currently exercisable common stock options.

TRANSACTIONS BETWEEN INFOSONICS AND RELATED PARTIES

        This section describes the transactions we have engaged in with persons who were directors or officers of InfoSonics at the time of the transaction, and persons known by us to be the beneficial owners of 5% or more of our common stock since January 1, 2002.

Stockholder Indebtedness

        As of December 31, 2002, we owed approximately $153,000 of accrued interest to JRC, Inc., or JRC, a United Kingdom corporation that beneficially owns 25% of our common stock. The accrued interest relates to indebtedness that previously was converted into the 800,000 shares of common stock owned by JRC. The repayment of the accrued interest is scheduled to occur over a 12-month period. As of September 30, 2003, approximately $50,000 of the accrued interest due to this stockholder remained unpaid. Repayment of the accrued interest is subordinated to our line of credit (see Note 3 to the Financial Statements included in this prospectus).

Sales

        We sell products to a distributor in Mexico, which until January 2004 was owned by Joseph Ram, our Chief Executive Officer, a director and principal stockholder, and Abraham Rosler, Executive Vice President and Director. Effective January 26, 2004, all of their interest in this Mexican corporation was transferred to InfoSonics for $3,600, and it is now held as a wholly-owned subsidiary of InfoSonics. Sales to this entity totaled approximately $140,800 in 2002, $0 in 2001 and $0 in 2000. At December 31, 2002, there were no open accounts between this entity and InfoSonics.

Management Agreement

        InfoSonics and JRC entered into a Management Agreement effective January 1, 2000. Pursuant to this Agreement, JRC provides management services to InfoSonics, including introducing InfoSonics to potential customers and vendors; assisting InfoSonics in the establishment of the warehouse facilities in Miami, Florida and the pursuit of business in Latin America; consulting services with respect to investment banking; assisting in identifying potential business opportunities and strategies for European, Middle East, and Far East markets; and consulting with respect to the establishment of foreign subsidiaries and analyzing the specific risks associated with foreign operations. Pursuant to the Agreement, InfoSonics paid JRC a management fee of $10,000 per month, including $120,000 during the year ended December 31, 2002, $100,000 during the year ended December 31, 2001, and $120,000 for the year ended December 31, 2000. JRC agreed to waive receipt of management fees for the months of November and December 2001. Although the Management Agreement by its terms expired on December 31, 2003, the parties had a mutual oral understanding that the Agreement would be renewed for the foreseeable future. We subsequently determined not to renew the Agreement beyond December 31, 2003 and that JRC should receive options to purchase 120,000 shares of common stock until December 31, 2008 at a price equal to 120% of the public offering price.

Conflicts of Interest Policies

        Our Board of Directors and our officers are subject to certain provisions of Maryland law which are designed to eliminate or minimize the effects of certain potential conflicts of interest. In addition, our bylaws provide that any transaction between us and an interested party must be fully disclosed to our Board, and that a majority of the directors not otherwise interested in the transaction (including a majority of independent directors) must make a determination that the transaction is fair, competitive and commercially reasonable and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

        All future transactions between us and any of our officers, directors, or 5% stockholders will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of independent, disinterested directors of InfoSonics. We believe that by following these procedures, InfoSonics will be able to mitigate the possible effects of these conflicts of interest.

        Other than as described in this section, there are no material relationships between us and any of our directors, executive officers or known holders of more than 5% of our common stock.

Employee Code of Conduct and Code of Ethics and Reporting of Accounting Concerns

        We have established an Employee Code of Business Conduct and Ethics (the "Code of Conduct") that we require all employees to adhere to in addressing legal and ethical issues encountered in conducting their work. The Code of Conduct requires that our employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner and otherwise act with integrity and in the Company's best interests.

        We also have established a Code of Ethics for our Chief Executive Officer, our Chief Financial Officer, our Controller and all other financial officers and executives. This Code of Ethics supplements our Code of Conduct and is intended to promote honest and ethical conduct, full and accurate reporting, and compliance with laws as well as other matters. The Code of Conduct and Code of Ethics are filed with the SEC as exhibits to the registration statement of which this prospectus is a part.

        Further, the Company has established "whistle-blower procedures" that provide a process for the confidential and anonymous submission, receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters. These procedures provide substantial protections to employees who report company misconduct.

DESCRIPTION OF CAPITAL STOCK

        Our authorized capital consists of 40,000,000 shares of $0.001 par value common stock and 10,000,000 shares of $0.001 par value preferred stock. There were 3,212,000 shares of common stock issued and outstanding as of January 26, 2004. There were no shares of preferred stock outstanding as of the date of this prospectus. The following is a description of our securities.

Common Stock

  General

        Each share of our outstanding common stock is entitled to share equally with each other share of common stock in dividends from legally available sources, when, as, and if declared by our Board and, upon liquidation or dissolution, whether voluntary or involuntary, to share equally in our assets that are available for distribution to the holders of the common stock. Each holder of common stock is entitled to one vote per share for all purposes, except that in the election of directors, each holder shall have the right to vote such number of shares for as many persons as there are directors to be elected. Cumulative voting is not allowed in the election of directors or for any other purpose, and the holders of common stock have no preemptive rights, redemption rights or rights of conversion with respect to the common stock. All outstanding shares of common stock and all shares underlying the warrants when issued will be fully paid and nonassessable by us. Our Board is authorized to issue additional shares of common stock within the limits authorized by our articles of incorporation and without stockholder action.

        Because all shares of our common stock have equal voting rights and voting rights are not cumulative, the holders of more than 50% of the shares of common stock could, therefore, if they chose to do so and unless subject to a voting agreement to the contrary, elect the entire Board.

        We have reserved 775,000 shares of common stock for issuance upon the exercise of options under our 2003 Stock Option Plan, an additional 858,700 shares of common stock for issuance upon the exercise of options granted under the 1998 Plan, and an additional 245,000 shares of common stock for other outstanding options.

Preferred Stock

        We have available 10,000,000 shares of preferred stock for potential future issuance. No shares of preferred stock were outstanding as of the date of this prospectus.

        The preferred stock carries such relative rights, preferences and designations as may be determined by our Board in its sole discretion upon the issuance of any shares of preferred stock. The shares of preferred stock could be issued from time to time by our Board in its sole discretion without further approval or authorization by our stockholders, in one or more series, each of which could have any particular distinctive designations, relative rights and preferences as determined by our Board. The relative rights and preferences that may be determined by our Board in its discretion from time to time, include but are not limited to the following:

  •
  the rate of dividend and whether the dividends are to be cumulative and the priority, if any, of dividend payments relative to other series in the class;

  •
  whether the shares of any such series may be redeemed, and if so, the redemption price and the terms and conditions of redemption;

  •
  the amount payable with respect to such series in the event of voluntary or involuntary liquidation and the priority, if any, of each series relative to other series in the class with respect to amounts payable upon liquidation and sinking fund provisions, if any, for the redemption or purchase of the shares of that series; and

  •
  the terms and conditions, if any, on which the shares of a series may be converted into or exchanged for shares of any class, whether common or preferred, or into shares of any series of the same class, and if provision is made for conversion or exchange, the times, prices, rates, adjustments and other terms.

        The existence of authorized but unissued shares of preferred stock could have anti-takeover effects because we could issue preferred stock with special dividend or voting rights that could discourage potential bidders. We may issue shares of preferred stock that have dividend, voting and other rights superior to those of our common stock, or that convert into shares of common stock, without the approval of the holders of common stock. This could result in the dilution of the voting rights, ownership and liquidation value of current stockholders.

Antitakeover Provisions

        Charter and Bylaws Provisions.    Some provisions of our charter and bylaws may delay or prevent a change in control of our company or other transactions that could provide our common stockholders with a premium over the then-prevailing market price of their common stock or that might otherwise be in the best interests of our stockholders. These include the ability of our Board of Directors to authorize the issuance of preferred stock without stockholder approval. Also, any future series of preferred stock may have voting provisions that could delay or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interests of our stockholders.

        Maryland Business Statutes.    As a Maryland corporation, we are subject to the provisions of the Maryland General Corporation Law. Maryland law imposes restrictions on some business combinations and requires compliance with statutory procedures before some mergers and acquisitions can occur.

These provisions of Maryland law may have the effect of discouraging offers to acquire us even if the acquisition would be advantageous to our stockholders. These provisions include:

  •
  Unsolicited takeover provisions. Maryland law provides that the Board of Directors of a Maryland corporation is not subject to higher duties with regard to actions taken in a takeover context. These provisions may make it more difficult to effect an unsolicited takeover of a Maryland corporation. Maryland law also allows publicly held corporations with at least three independent directors to elect to be governed by all or any part of Maryland law provisions relating to extraordinary actions and unsolicited takeovers.

  •
  Business combination with interested stockholders. The Maryland Business Combination Act provides that, unless exempted, a Maryland corporation may not engage in business combinations, including mergers, dispositions of 10% or more of its assets, issuances of shares and other specified transactions, with an "interested stockholder" or its affiliates, for five years after the most recent date on which the interested stockholder became an interested stockholder and thereafter unless specified criteria are met.

  •
  Control share acquisition. The Maryland Control Shares Acquisition Act provides that shares acquired by any person constituting more than 10% of the voting power of a corporation do not have voting rights, except to the extent approved by the vote of two-thirds of the shares of common stock entitled to be cast on the matter.

        Other constituencies.    Maryland law expressly authorizes a Maryland corporation to include in its charter a provision that allows the Board of Directors to consider the effect of a potential acquisition of control on stockholders, employees, suppliers, customers, creditors and communities in which offices or other establishments of the corporation are located. Our current charter does not include a provision of this type. Maryland law also provides, however, that the inclusion or omission of this type of provision in the charter of a Maryland corporation does not create an inference concerning factors that may be considered by the Board of Directors regarding a potential acquisition of control. This law may allow our Board of Directors to reject an acquisition proposal even though the proposal is in the best interests of our stockholders.

Underwriters Warrants

        In connection with the Underwriting Agreement we entered into with our underwriters, we agreed to sell warrants for 10% of the shares sold in the offering to the underwriters for a total of $100 upon the completion of the offering. Each warrant allows the underwriters to purchase one share of common stock for $            , or 110% of the offering price in this offering, per share during the five-year period beginning six months after the date of this prospectus. The underwriter's warrants contain cashless exercise and antidilution provisions. We granted registration rights to the underwriters that are exercisable during the period the warrants may be exercised.

        The underwriters' warrants are not transferable for a period of one year after the date of this prospectus, except to the underwriters' officers and stockholders and to members of the selling group of additional underwriters, if any, and their officers, partners and/or stockholders, as applicable. For additional information, please refer to "Underwriting" below.

Transfer Agent and Registrar

        Our transfer agent and registrar is            located at            ; telephone number (    )            .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock.

        Upon the completion of this offering, and assuming the underwriters' over-allotment option is not exercised, we will have 5,212,000 shares of common stock outstanding.

        Of the outstanding number of shares after this offering, shares of our common stock to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except for any such shares which may be held or acquired by our "affiliates," as that term is defined in Rule 144 promulgated under the Securities Act. Shares acquired by our affiliates in this offering will be subject to the volume limitations, but not the holding period, and certain other restrictions of Rule 144 described below. See "Rule 144" below.

Sales of Restricted Shares

        An aggregate of 3,200,000 shares of our common stock held by our existing stockholders upon completion of this offering will be "restricted securities," as that phrase is defined in Rule 144, and may not be resold in the absence of registration under the Securities Act or pursuant to an exemption from such registration, including among others, the exemptions provided by Rules 144 or 144(k) under the Securities Act, which rules are summarized below. Taking into account the lock-up agreements described below and the provisions of Rules 144, 144(k) and 701, additional shares will be available for sale in the public market as follows:

  •
  no shares will be available for immediate sale on the date of this prospectus; and

  •
  3,200,000 shares will be available for sale 180 days after the date of this prospectus, the expiration date for the lock-up agreements, subject to Rules 144 and 144(k), which are described below under "—Rule 144".

Rule 144

        In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year, including persons who may be deemed to be our "affiliates," would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  •
  1.0% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

  •
  the average weekly trading volume of our common stock on the American Stock Exchange during the four calendar weeks before a notice of the sale on Form 144 is filed.

        Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of certain public information about us.

Rule 144(k)

        Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an "affiliate," is entitled to sell these shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

Options

        We intend to file registration statements on Form S-8 under the Securities Act to register shares of common stock issuable under our stock plans. These registration statements are expected to be filed not sooner than six months following the effective date of the registration statement of which this prospectus is a part and will be effective upon filing. Shares issued upon the exercise of stock options after the effective date of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described below.

Lock-up Agreements

        Notwithstanding the foregoing, InfoSonics Corporation, our directors, officers and all our current stockholders and option holders have agreed with the underwriters, subject to limited exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus without the prior written consent of Gilford Securities.

UNDERWRITING

        We entered into an underwriting agreement with the underwriters named below with respect to the shares being offered. Gilford Securities Incorporated is acting as representative of the underwriters. Subject to the terms and conditions of the underwriting agreement, the underwriters are obligated to purchase all of the shares if any of the shares are purchased. Each underwriter has severally agreed to purchase from us the number of shares of common stock listed opposite their names below.

Underwriter	Number of Shares
Gilford Securities Incorporated

Source Capital Group, Inc.

Total	2,000,000

        We have agreed to indemnify the underwriters and their controlling persons against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

        The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers' certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

        The representative has advised us that the underwriters propose initially to offer the shares to the public at the public offering price on the cover page of this prospectus and to dealers at that price less a concession not in excess of $            per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $            per share to other dealers. After the offering, the offering price, concession, discount and other selling terms may be changed.

        The following table shows the public offering price, underwriting discount and proceeds before our expenses. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option to purchase additional shares.

	Per Share	No Exercise	Full Exercise
Public Offering Price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

        The expenses of the offering, not including the underwriting discount, are estimated at $            and are payable by us.

        Pursuant to the underwriting agreement, we have agreed to sell 200,000 warrants to the underwriters at the nominal cost of $100. Each warrant allows the holder to purchase one share of common stock for $            , or 110% of the offering price per share in this offering, during the five-year period beginning six months after the date of this prospectus.

        The underwriters' warrants are not transferable for a period of one year after the date of this prospectus, except to the underwriters' officers and stockholders and to members of the selling group of additional underwriters, if any, and their officers, partners and/or stockholders, as applicable. We have agreed to register the public resale of any shares obtained upon the exercise of the underwriter's warrants, and such resales may be made pursuant to this prospectus. We also have granted one demand and certain "piggyback" registration rights to holders of the underwriter's warrants.

        We also agreed to pay the underwriters a non-accountable expense allowance equal to three percent of the gross proceeds of the offering, including proceeds from the exercise of the over-allotment option.

Over-allotment Option

        We have granted an option to the underwriters to purchase up to 300,000 additional shares at the public offering price less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments by providing us with notice within 45 days of the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter's initial amount reflected in the above table.

American Stock Exchange Listing

        We have applied to have our common stock listed on the American Stock Exchange under the symbol "            ."

Price Stabilization and Short Positions

        Until the distribution of the shares is completed, Securities and Exchange Commission rules may limit underwriters and selling group members from bidding for and purchasing our shares of common stock. However, the representative may engage in transactions that stabilize the price of our shares of common stock, such as bids or purchases to maintain that price.

        If the underwriters create a short position in our shares of common stock in connection with the offering, i.e., if they sell more shares than are listed on the cover of this prospectus, the representative may reduce that short position by purchasing shares in the open market. The representative may also elect to reduce any short position by exercising all or part of the over-allotment option described above. Purchases of our shares of common stock to stabilize its price or to reduce a short position may cause the price of our shares of common stock to be higher than it might be in the absence of such purchases.

        Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our shares of common stock. In addition, neither we nor any of the underwriters makes any representation that the representative will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Other Relationships

        The underwriters may provide from time to time investment banking and other financial services to us. In the ordinary course of business, the underwriters may actively trade our securities for their own accounts or for accounts of customers and, accordingly, may at any time hold long or short positions in those securities.

SECURITIES AND EXCHANGE COMMISSION POSITION
ON CERTAIN INDEMNIFICATION

        The General Corporation Law of the State of Maryland allows corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:

  •
  the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the person actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

        Under Maryland law, indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

  •
  by the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to the proceeding and who a majority of the board of directors designated to act in the matter;

  •
  by special legal counsel selected by the board or board committee by the vote set forth above, or, if such vote cannot be obtained, by a majority of the entire board; or

  •
  by the stockholders.

        If the proceeding is one by or in the right of the corporation, indemnification may not be provided as to any proceeding in which the person is found liable to the corporation.

        A Maryland corporation may pay, before final disposition, the expenses, including attorneys' fees, incurred by a director, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a director or officer when the director or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the director or officer to repay the advance. A Maryland corporation is required to indemnify any director who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.

        Under Maryland law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a director seeking indemnification or advancement of expenses may be entitled under any charter, bylaw, agreement, vote of stockholders, vote of directors or otherwise.

        Our Articles of Incorporation provide that we shall indemnify each director or officer:

  •
  to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan; and

  •
  to the fullest extent permitted by the common law and by any statutory provision other than the General Corporation Law of the State of Maryland in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

        Additionally, our Articles of Incorporation provide that we may indemnify any of our employees or agents to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time our employee or agent, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

        Reasonable expenses incurred in defending any action, suit or proceeding described above shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount to the corporation if it shall ultimately be determined that he is not entitled to be indemnified by us.

        In addition to the general indemnification described above, Maryland law permits corporations to include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders:

  •
  to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received; or

  •
  to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

        We have adopted, in our charter, a provision that eliminates and limits the personal liability of each of our directors and officers to the full extent permitted by the laws of the State of Maryland.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling InfoSonics pursuant to these provisions, we have been advised that, in the opinion of the SEC, indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

LEGAL MATTERS

        Patton Boggs LLP, Denver, Colorado, has acted as our counsel in connection with this offering, including with respect to the validity of the issuance of the securities offered in this prospectus. Attorneys at Patton Boggs LLP beneficially own 12,000 shares of our common stock. Certain matters have been passed upon on behalf of the underwriters by Loeb & Loeb LLP.

EXPERTS

        The financial statements and schedules appearing in this Prospectus and Registration Statement have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent accountants, to the extent and for the periods indicated in their report appearing elsewhere herein, and are included in reliance upon such report and upon the authority of such Firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-1 that we filed with the SEC under the Securities Act. The registration statement on Form S-1, with any amendments, is referred to in this prospectus as the registration statement. This prospectus does not contain all the information included in the registration statement and exhibits to the registration statement, and statements included in this prospectus concerning the content of any contract or other document referred to are not necessarily complete. For further information, please review the registration statement and the exhibits and schedules filed with the registration statement. In each instance where a statement contained in this prospectus regards the contents of any contract or other document filed as an exhibit to the registration statement, you should review the copy of that contract or other document filed as an exhibit to the registration statement for complete information, and those statements are qualified in all respects by this reference.

        Following this offering, we will be subject to the periodic reporting and other informational requirements of the Securities Exchange Act. The reports and other information that we file with the SEC can be inspected and copied at the following public reference facility maintained by the SEC:

Public Reference Room
450 Fifth Street, N.W.
Washington, D.C. 20549

Copies of these materials also can be obtained at prescribed rates by writing to the SEC, Public Reference Section, 450 Fifth Street, N.W., Washington, D.C. 20549. Documents filed electronically by us with the SEC are available at the SEC's world wide web site at http://www.sec.gov. The SEC's world wide web site contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Information about the operation of the SEC's public reference facilities may be obtained by calling the SEC at 1-800-SEC-0330.

FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Page
INDEPENDENT AUDITOR'S REPORT	F-1
CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets	F-2
Consolidated Statements of Operations	F-3
Consolidated Statements of Shareholders' Equity	F-4
Consolidated Statements of Cash Flows	F-5
Notes to Consolidated Financial Statements	F-6—F-23

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Shareholders
InfoSonics Corporation and subsidiary

        We have audited the accompanying consolidated balance sheets of InfoSonics Corporation and subsidiary as of December 31, 2002 and 2001, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of InfoSonics Corporation and subsidiary as of December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
November 18, 2003

INFOSONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
December 31, 2002 and 2001 and September 30, 2003
(unaudited)

		December 31,
	September 30, 2003
		2002	2001
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$33,459	$1,268,611	$194,191
Trade accounts receivable, net of allowance for doubtful accounts and chargebacks of $446,813 (unaudited), $180,724, and $297,292	8,360,672	2,971,696	1,995,758
Inventory, net of reserves of $103,421 (unaudited), $28,311, and $23,556	2,554,208	1,319,377	1,235,271
Prepaid expenses	701,379	118,663	60,109
Deferred tax assets	258,000	28,000	7,000

Total current assets	11,907,718	5,706,347	3,492,329
Property and equipment, net	86,543	80,340	132,009
Goodwill	181,994	181,994	181,994
Deferred offering costs	195,522	—	—
Other assets	112,834	52,332	61,329

Total assets	$12,484,611	$6,021,013	$3,867,661

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Line of credit	$5,499,949	$2,300,000	$1,502,872
Accounts payable	4,288,855	2,141,395	1,379,320
Accrued expenses	956,761	379,910	142,789
Deferred revenue	60,000	—	—
Current portion of notes payable—related parties	50,000	57,031	64,305
Deferred tax liabilities	—	14,000	—

Total current liabilities	10,855,565	4,892,336	3,089,286
Notes payable—related parties, net of current portion	—	60,711	137,166

Total liabilities	10,855,565	4,953,047	3,226,452

Commitments and contingencies
Shareholders' equity
Preferred stock, $0.001 par value 10,000,000 shares authorized 0 (unaudited), 0, and 0 shares issued and outstanding	—	—	—
Common stock, $0.001 par value 40,000,000 shares authorized 3,200,000 (unaudited), 3,200,000, and 3,200,000 shares issued and outstanding	3,200	3,200	3,200
Additional paid-in capital	337,729	337,729	337,729
Retained earnings	1,288,117	727,037	300,280

Total shareholders' equity	1,629,046	1,067,966	641,209

Total liabilities and shareholders' equity	$12,484,611	$6,021,013	$3,867,661

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2002, 2001 and 2000 and
For the Nine Months Ended September 30, 2003 and 2002
(unaudited)

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
Net sales	$44,487,950	$34,102,980	$46,646,510	$34,188,442	$38,303,973
Cost of sales	39,596,858	29,895,435	41,331,432	29,974,905	35,801,649

Gross profit	4,891,092	4,207,545	5,315,078	4,213,537	2,502,324
Operating expenses	3,860,923	3,339,257	4,572,351	4,041,058	1,769,234

Income from operations	1,030,169	868,288	742,727	172,479	733,090

Other income (expense)
Interest expense	(95,028)	(84,059)	(116,044)	(217,807)	(282,650)
Loss on sale of property and equipment	—	—	(3,442)	—	—

Total other income (expense)	(95,028)	(84,059)	(119,486)	(217,807)	(282,650)

Income (loss) before provision for income taxes	935,141	784,229	623,241	(45,328)	450,440
Provision for income taxes	374,061	259,269	196,484	27,566	197,773

Net income (loss)	$561,080	$524,960	$426,757	$(72,894)	$252,667

Basic earnings (loss) per share	$0.18	$0.16	$0.13	$(0.02)	$0.08

Diluted earnings (loss) per share	$0.14	$0.13	$0.12	$(0.02)	$0.07

Basic weighted-average number of shares outstanding	3,200,000	3,200,000	3,200,000	3,200,000	3,267,945

Diluted weighted-average number of shares outstanding	3,908,098	4,080,662	3,640,331	3,200,000	3,733,400

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2002, 2001 and 2000 and
For the Nine Months Ended September 30, 2003
(unaudited)

	Common Stock
			Additional Paid-In Capital	Retained Earnings
	Shares	Amount			Total
Balance, December 31, 1999	4,000,000	$4,000	$486,929	$120,507	$611,436
Retirement of common stock	(800,000)	(800)	(249,200)	—	(250,000)
Net income				252,667	252,667

Balance, December 31, 2000	3,200,000	3,200	237,729	373,174	614,103
Capital contribution			100,000		100,000
Net loss	—			(72,894)	(72,894)

Balance, December 31, 2001	3,200,000	3,200	337,729	300,280	641,209
Net income				426,757	426,757

Balance, December 31, 2002	3,200,000	3,200	337,729	727,037	1,067,966
Net income (unaudited)				561,080	561,080

Balance, September 30, 2003 (unaudited)	3,200,000	$3,200	$337,729	$1,288,117	$1,629,046

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2002, 2001 and 2000 and
For the Nine Months Ended September 30, 2003 and 2002 (unaudited)

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
Cash flows from operating activities
Net income (loss)	$561,080	$524,960	$426,757	$(72,894)	$252,667
Adjustments to reconcile net income from operations to net cash provided by (used in) operating activities
Depreciation and amortization	18,485	44,399	43,339	41,094	25,743
Provision for bad debt	83,694	68,802	(99,787)	44,420	89,378
Provision for chargebacks	182,576	2,868	(16,781)	78,689	—
Provision for obsolete inventory	103,421	60,019	4,755	23,556	—
Loss on sale of property and equipment	—	—	3,442	—	—
(Increase) decrease in
Trade accounts receivable	(5,655,246)	(1,913,380)	(859,370)	1,812,066	2,074,058
Prepaid expenses	(582,716)	901	(58,554)	42,710	(95,565)
Inventory	(1,338,252)	(793,388)	(88,861)	(79,220)	(564,022)
Deferred tax assets	(230,000)	(170,000)	(21,000)	10,000	(17,000)
Other assets	135,020	(86,627)	5,371	34,385	2,400
Increase (decrease) in
Accounts payable	2,147,460	590,749	762,075	192,665	(2,293,850)
Accrued expenses	576,851	884,075	237,121	(304,594)	211,089
Deferred revenue	60,000	—	—	—	—
Deferred tax liability	(14,000)	—	14,000	(2,000)	1,000

Net cash provided by (used in) operating activities	(3,951,627)	(786,622)	352,507	1,820,877	(314,102)

Cash flows from investing activities
Proceeds from the sale of property and equipment	$—	$22,177	$20,638	$—	$—
Purchase of property and equipment	(24,688)	(30,923)	(12,124)	(112,804)	(42,632)
Purchase of intangible assets	—	(27,223)	—	(40,000)	—
Cash paid for the purchase of subsidiary	—	—	—	—	(25,974)

Net cash provided by (used in) investing activities	(24,688)	(35,969)	8,514	(152,804)	(68,606)

Cash flows from financing activities
Bank overdraft	—	825,682	—	—	—
Deferred offering costs	(195,522)	—	—	—	—
Net increase (decrease) in line of credit	3,199,949	(121,940)	797,128	(1,280,299)	453,171
Proceeds from (principal payments on) notes payable—related parties	(67,742)	(48,159)	(83,729)	(342,548)	(223,375)
Cash paid for deferred offering costs	(195,522)	—	—	—	—
Capital contribution	—	—	—	100,000	—

Net cash provided by (used in) financing activities	2,741,163	655,583	713,399	(1,522,847)	229,796

Net increase (decrease) in cash and cash equivalents	(1,235,152)	(167,008)	1,074,420	145,226	(152,912)
Cash and cash equivalents, beginning of period	1,268,611	194,191	194,191	48,965	201,877

Cash and cash equivalents, end of period	$33,459	$27,183	$1,268,611	$194,191	$48,965

Supplemental disclosures of cash flow information
Interest paid	$86,444	$81,373	$82,017	$195,857	$236,503

Income taxes paid	$346,930	$1,600	$800	$122,373	$89,324

Supplemental schedule of non-cash investing and financing activities

        During the year ended December 31, 2000, the Company issued a note payable in the amount of $250,000 to purchase 800,000 shares of common stock.

        During the year ended December 31, 2000, the Company forgave $57,755 of trade receivables to acquire Axcess Mobile and assumed a net liability of $181,994.

The accompanying notes are an integral part of these financial statements.

INFOSONICS CORPORATION AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2002 and September 30, 2003

(unaudited)

NOTE 1—ORGANIZATION AND LINE OF BUSINESS

        InfoSonics Corporation ("InfoSonics") was incorporated in February 1994 in the state of California. InfoSonics and its subsidiary, Axcess Mobile, LLC ("Axcess Mobile)") (collectively, the "Company") sell wireless telecommunication products and accessories to dealer agents and network operators. The Company also sells cellular phone subscriptions for a national cellular provider as well as cellular phones and accessories from retail locations in Southern California. The Company's principal markets are the United States and Latin America.

        The Company acquired Axcess Mobile, a California limited liability company, in December 2000 for forgiveness of $57,755 of trade accounts payable. The fair value of the assets acquired and liabilities assumed at the date of acquisition was as follows:

Currents assets	$328,501
Property and equipment, net	27,815
Other assets	58,781
Total assets acquired	415,097
Current liabilities	587,818
Long-term debt	9,273
Total liabilities assumed	597,091
Net liabilities assumed	$181,994

  Stock Split

        On July 25, 2003, InfoSonics re-incorporated in the state of Maryland. Immediately thereafter, the Company completed a one for two reverse common stock split. All common stock and common stock equivalents have been retroactively stated to conform with the reverse split.

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Principles of Consolidation

        The consolidated financial statements include the accounts of InfoSonics and its wholly owned subsidiary, Axcess Mobile. All significant inter-company accounts and transactions are eliminated in consolidation.

  Revenue Recognition and Allowance for Chargebacks

        Revenues are recognized upon (i) shipment of the products to customers, (ii) when collection of the outstanding receivables are probable, and (iii) the final price of the product is determined. Commission revenue on phone activations is recorded at the time of the activation and may be charged back to the Company in future periods. The Company provides an allowance for estimated returns based on its experience. A provision for returns is provided in the same period in which the related commission revenue is recorded. As of December 31, 2002 and 2001 and September 30, 2003, the allowance for chargebacks was $146,713, $163,494, and $329,289 (unaudited), respectively.

  Comprehensive Income

        The Company utilizes SFAS No. 130, "Reporting Comprehensive Income." This statement establishes standards for reporting comprehensive income and its components in a financial statement. Comprehensive income as defined includes all changes in equity (net assets) during a period from non-owner sources. Examples of items to be included in comprehensive income, which are excluded from net income, include foreign currency translation adjustments, minimum pension liability adjustments, and unrealized gains and losses on available-for-sale securities. Comprehensive income is not presented in the Company's financial statements since the Company did not have any changes in equity from non-owner sources.

  Cash and Cash Equivalents

        Cash and cash equivalents consist of cash on hand and in banks and credit card receivables. The Company maintains its cash deposits at numerous banks located throughout the United States. Deposits at each bank are insured by the Federal Deposit Insurance Corporation up to $100,000. As of December 31, 2002 and 2001 and September 30, 2003, uninsured portions of the balances at those banks aggregated to $2,336,164, $4,724,382, and $319,898 (unaudited), respectively. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

  Accounts Receivable

        The Company provides for the possible inability to collect accounts receivable by recording an allowance for doubtful accounts. The Company writes off an account when it is considered to be uncollectible. As of December 31, 2002 and 2001 and September 30, 2003, the allowance for doubtful accounts was $34,011, $133,798, and $117,524 (unaudited), respectively.

  Deferred Offering Costs

        Costs incurred in connection with an anticipated equity offering are capitalized and will be recorded as a reduction to additional paid-in capital upon the completion of the funding. As of September 30, 2003 the Company capitalized deferred offering costs in the amount of $195,522. These amounts are included in deferred offering costs on the balance sheet. If the offering is terminated all amounts will be charged to operations in the period of the termination.

  Inventory

        Inventory is stated at the lower of cost (first-in, first-out) or market and consists primarily of cellular phones and cellular phone accessories. The Company provides for the possible inability to sell its inventory by recording a reserve. As of December 31, 2002 and 2001 and September 30, 2003, the inventory obsolescence reserve was $28,311, $23,556, and $103,421 (unaudited), respectively.

  Property and Equipment

        Property and equipment are stated at cost. The Company provides for depreciation using the straight-line method over estimated useful lives of three to seven years. Expenditures for maintenance and repairs are charged to operations as incurred while renewals and betterments are capitalized. Gains or losses on the sale of property and equipment are reflected in the statements of operations.

  Fair Value of Financial Instruments

        The Company's financial instruments include cash, accounts receivable, prepaid expenses, accounts payable, and accrued expenses. The book value of all other financial instruments are representative of their fair values.

  Stock-Based Compensation

        SFAS No. 123, "Accounting for Stock-Based Compensation," establishes and encourages the use of the fair value based method of accounting for stock-based compensation arrangements under which compensation cost is determined using the fair value of stock-based compensation determined as of the date of grant and is recognized over the periods in which the related services are rendered. The statement also permits companies to elect to continue using the current implicit value accounting method specified in Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," to account for stock-based compensation. The Company has elected to use the intrinsic value based method and has disclosed the pro forma effect of using the fair value based method to account for its stock-based compensation.

  Advertising Expense

        The Company expenses all advertising costs, including direct response advertising, as they are incurred. Advertising expense for the years ended December 31, 2002, 2001, and 2000 and the nine months ended September 30, 2003 and 2002 was $15,679, $3,137, $2,133, $24,663 (unaudited), and $11,245 (unaudited), respectively.

  Income Taxes

        The Company utilizes SFAS No. 109, "Accounting for Income Taxes," which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax payable for the period and the change during the period in deferred tax assets and liabilities.

  Deferred Revenue

        During the nine months ended September 30, 2003, Axcess Mobile entered into an agreement with a cellular phone service provider as an incentive to switch cellular phone carriers. The agreement requires the Company acquire a certain number of new subscribers by December 31, 2003. The Company is amortizing the amount on an activation basis through December 31, 2003.

  Earnings (Loss) Per Share

        The Company utilizes SFAS No. 128, "Earnings per Share." SFAS No. 128 replaced the previously reported primary and fully diluted earnings (loss) per share with basic and diluted earnings (loss) per share. Unlike primary earnings (loss) per share, basic earnings (loss) per share exclude any dilutive effects of options, warrants, and convertible securities. Diluted earnings (loss) per share is very similar to the previously reported fully diluted earnings (loss) per share. Basic earnings (loss) per share is computed using the weighted-average number of common shares outstanding during the period. Common equivalent shares are excluded from the computation if their effect is anti-dilutive.

  Stock Split

        In May 2003, the Company affected an eight-to-one stock split of its common stock. All share and per share data have been retroactively restated to reflect the stock split. On July 25, 2003, the Company affected a one for two reverse split of its common stock. All share and per share data have been retroactively restated to reflect the reverse stock split.

  Segment Reporting

        The Company accounts for segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company's reportable segments are strategic business units that offer different products and services.

  Estimates

        The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

  Major Suppliers

        The Company contracts with various suppliers. Although there are a limited number of suppliers that could supply the Company's inventory, management believes other suppliers could provide the needed materials on comparable terms. However, a change in suppliers could cause a delay in sales and adversely effect results.

        During the year ended December 31, 2002, the Company purchased materials from three suppliers, which accounted for 28%, 14%, and 12% of total cost of sales. During the year ended December 31,

2001, the Company purchased materials from one supplier, which accounted for 19% of total cost of sales. During the nine months ended September 30, 2003, the Company purchased materials from three suppliers, which accounted for 21%, 17%, and 13% of total cost of sales. During the nine months ended September 30, 2002, the Company purchased materials from three suppliers, which accounted for 39%, 19%, and 17% of total cost of sales.

  Concentrations of Revenues and Credit Risk

        The Company provides credit to its customers primarily in the United States and Latin America in the normal course of business. During the year ended December 31, 2002, two customers accounted for 12%, and 10% of total product sales. During the nine months ended September 30, 2003, one customer accounted for 15% (unaudited) of total product sales. During the nine months ended September 30, 2002, two customers accounted for 17% and 10% (unaudited) of total product sales.

        At December 31, 2002, three customers accounted for 12%, 12%, and 10% of accounts receivable. At December 31, 2001, two customers accounted for 13% and 11% of accounts receivable. At September 30, 2003, two customers accounted for 18% and 16% (unaudited) of accounts receivable. The Company does not obtain collateral with which to secure its accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses based upon the Company's historical experience related to credit losses and any unusual circumstances that may affect the ability of its customers to meet their obligations.

  Recently Issued Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board ("FASB") issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections." SFAS No. 145 updates, clarifies, and simplifies existing accounting pronouncements. This statement rescinds SFAS No. 4, which required all gains and losses from extinguishment of debt to be aggregated and, if material, classified as an extraordinary item, net of related income tax effect. As a result, the criteria in Accounting Principles Board No. 30 will now be used to classify those gains and losses. SFAS No. 64 amended SFAS No. 4 and is no longer necessary as SFAS No. 4 has been rescinded. SFAS No. 44 has been rescinded as it is no longer necessary. SFAS No. 145 amends SFAS No. 13 to require that certain lease modifications that have economic effects similar to sale-leaseback transactions be accounted for in the same manner as sale-lease transactions. This statement also makes technical corrections to existing pronouncements. While those corrections are not substantive in nature, in some instances, they may change accounting practice. Management does not expect adoption of SFAS No. 145 to have a material impact, if any, on the Company's financial position or results of operations.

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue 94-3, a liability for an exit cost, as defined, was recognized at the date of an entity's commitment to an exit plan. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002 with earlier application encouraged. Management does not expect adoption of SFAS No. 146 to have a material impact, if any, on the Company's financial position or results of operations.

        In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 removes the requirement in SFAS No. 72 and Interpretation 9 thereto, to recognize and amortize any excess of the fair value of liabilities assumed over the fair value of tangible and identifiable intangible assets acquired as an unidentifiable intangible asset. This statement requires that those transactions be accounted for in accordance with SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." In addition, this statement amends SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include certain financial institution-related intangible assets. Management does not expect adoption of SFAS No. 147 to have a material impact, if any, on the Company's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," an amendment of SFAS No. 123. SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require more prominent and more frequent disclosures in financial statements about the effects of stock-based compensation. This statement is effective for financial statements for fiscal years ending after December 15, 2002. SFAS No. 148 will not have any impact on the Company's financial statements as management does not have any intention to change to the fair value method.

        In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends and clarifies accounting and reporting for derivative instruments and hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for derivative instruments and hedging activities entered into or modified after June 30, 2003, except for certain forward purchase and sale securities. For these forward purchase and sale securities, SFAS No. 149 is effective for both new and existing securities after June 30, 2003. Management does not expect adoption of SFAS No. 149 to have a material impact on the Company's statements of earnings, financial position, or cash flows.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures in its statement of financial position certain financial instruments with characteristics of both liabilities and equity. In accordance with the standard, financial instruments that embody obligations for the issuer are required to be classified as liabilities. SFAS No. 150 will be effective for financial instruments entered into or modified after May 31, 2003 and otherwise will be effective at the beginning of the first interim period beginning after June 15, 2003. Management does not expect adoption of SFAS No. 150 to have a material impact on the Company's statements of earnings, financial position, or cash flows.

NOTE 3—PROPERTY AND EQUIPMENT

        Property and equipment at December 31, 2002 and 2001 and September 30, 2003 consisted of the following:

		December 31,
	September 30, 2003
		2002	2001
	(unaudited)
Machinery and equipment	$141,000	$121,212	$112,277
Furniture and fixtures	23,352	23,352	23,352
Kiosk fixtures	80,380	75,481	85,320
Automobiles and trucks	—	—	16,609

	244,733	220,045	237,558
Less accumulated depreciation	158,189	139,705	105,549

Total	$86,543	$80,340	$132,009

        Depreciation expense was $43,339, $41,094, $25,743, $18,485 (unaudited), and $44,399 (unaudited) for the years ended December 31, 2002, 2001, and 2000 and the nine months ended September 30, 2003 and 2002, respectively.

NOTE 4—GOODWILL

        Goodwill represents the excess of the purchase price over the estimated fair value of net assets acquired of Axcess Mobile. As of January 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 prohibits the amortization of goodwill, but requires that it be reviewed for impairment at least annually or on an interim basis if an event occurs or circumstances change that could indicate that its value has diminished or been impaired. Recoverability of goodwill is measured by a comparison of its carrying value to the future net cash flows expected to be generated by it.

        Cash flow projections are based on historical experience, management's view of growth within the industry, and the anticipated future economic environment. At December 31, 2002, management determined that an impairment was not required. Amortization prior to implementation of SFAS 142 was not material as such the pro-forma information required by SFAS 142 is not presented.

NOTE 5—LINE OF CREDIT

        The Company has available a line of credit from a bank, which allows the Company and an entity affiliated through common ownership to borrow up to a maximum of $6,500,000. The line of credit provides for advances not to exceed 80% of eligible domestic and foreign insured accounts receivable. The majority of the debtors are domestic.

        Interest is payable on a monthly basis at prime (4.25% at December 31, 2002) or at the London Inter-Bank Offering Rate (1.45% at December 31, 2002), plus 2.25% for the first $500,000 and 2.5% for amounts over $500,000. The line of credit is collateralized by substantially all of the assets of the Company, personally guaranteed by the Company's majority shareholder, and expires in March 2004. In addition, the line of credit contains certain covenants. Management believes the Company was in compliance with these covenants at December 31, 2002. At December 31, 2002 and 2001 and September 30, 2003, the amount drawn against the line of credit was $2,300,000, $1,502,872, and $5,499,949 (unaudited), respectively.

NOTE 6—NOTES PAYABLE—RELATED PARTIES

        Notes payable—related parties at December 31, 2002 and September 30, 2003 are unsecured, bear interest at 15% per annum, are subordinated to the line of credit, and mature in September 2004.

NOTE 7—COMMITMENTS AND CONTINGENCIES

  Leases

        The Company leases its corporate and administrative office facilities and certain equipment under operating lease agreements, which expire through June 2005. Certain of the agreements contain renewal options. Future minimum payments under these operating lease agreements at December 31, 2002 were as follows:

Year Ending December 31,
2003	$814,524
2004	390,554
2005	88,379

Total	$1,293,457

        Rent expense was $900,048, $691,987, $136,969, $645,990 (unaudited), and $668,282 (unaudited) for the years ended December 31, 2002, 2001, and 2000 and for the nine months ended September 30, 2003 and 2002, respectively.

  Consulting Agreement

        During April 2003, the Company entered into a consulting agreement with an advisor related to certain investment banking services. In the event that the advisor engineers a merger, the Company will be obligated to pay 5% of the net proceeds of the transaction payable monthly over a twelve month period and warrants to purchase 125,000 shares of the Company's common stock at an exercise price of 120% of the initial public offering price for a period of five years.

        In the event that the advisor obtains a firm commitment from an underwriter for an initial public offering of approximately $12,000,000, the Company will be obligated to pay 1% of the net proceeds of the initial public offering payable monthly over a twelve month period and warrants to purchase 125,000 shares of the Company's common stock at an exercise price of 120% of the initial public offering price for a period of five years.

  Litigation

        The Company may become involved in certain legal proceedings and claims which arise in the normal course of business. Management does not believe that the outcome of any such matter will have a material effect on the Company's financial position or results of operations.

NOTE 8—SHAREHOLDERS' EQUITY

  Preferred Stock

        The Company has authorized the issuance of 10,000,000 shares of preferred stock, which may be issued from time to time in one or more series by the Board of Directors. In addition, the Board is authorized to set the rights, preference, privileges, and restrictions of these shares, including dividends rights, conversion rights, voting rights, and liquidation preferences. These shares may have rights senior to those of the Company's common stock holders. As of December 31, 2001, 2002 and September 30, 2003, the Company did not have any preferred shares outstanding.

  Common Stock

        During the year ended December 31, 2000, the Company issued a note payable in the amount of $250,000 to purchase 800,000 shares of common stock from a former officer. The note was paid off during the year ended December 31, 2002. There was no compensation charge recorded in connection with this transaction as the purchase price of the common stock was equal to the common stock's fair market value.

  Stock Options

        During June 1998, the Board of Directors approved the adoption of a stock option plan (the "1998 Plan"). The 1998 Plan is intended to provide incentives to key employees, officers, and directors of the Company who provide significant services to the Company. There are 2,000,000 shares available for grant under the Plan. The exercise price will be determined by the Option Committee. Options granted under the 1998 Plan vest in accordance with the terms established by the Company's stock option committee and generally terminate 10 years after the date of issuance.

        The following table summarizes all of the Company's stock option transactions:

	Number of Shares	Weighted- Average Exercise Price
Outstanding, December 31, 1999	400,000	$0.26
Granted	174,400	$0.54

Outstanding, December 31, 2000	574,400	$0.34
Granted	259,900	$1.70

Outstanding, December 31, 2001	834,300	$0.76
Granted	24,400	$1.70

Outstanding, December 31, 2002	858,700	$0.78

Exercisable, December 31, 2002	858,700	$0.78

        The weighted-average remaining contractual life of the options outstanding at December 31, 2002 was 7.05 years. The exercise prices of the options outstanding at December 31, 2002 ranged from $0.26 to $1.70, and information relating to these options is as follows:

Exercise Price	Stock Options Outstanding	Stock Options Exercisable	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price of Options Outstanding	Weighted- Average Exercise Price of Options Exercisable
$0.26	400,000	400,000	5.89 years	$0.26	$0.26
$0.50	160,000	160,000	7.32 years	$0.50	$0.50
$1.00	14,400	14,400	7.40 years	$1.00	$1.00
$1.70	284,300	284,300	8.52 years	$1.70	$1.70

	858,700	858,700

        The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost other than that required to be recognized by APB 25 for the difference between the fair value of the Company's common stock at the grant date and the exercise price of the options has been recognized. Had compensation cost for the Company's stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS No. 123, the Company's net income (loss) and earnings (loss) per share for the years ended December 31, 2002, 2001, and 2000 would have been increased to the pro forma amounts indicated below:

	2002	2001	2000
Net income (loss)
As reported	$426,757	$(72,894)	$252,667
Pro forma	$421,716	$(72,894)	$245,877
Basic earnings (loss) per common share
As reported	$0.13	$(0.02)	$0.08
Pro forma	$0.13	$(0.02)	$0.08
Diluted earnings (loss) per common share
As reported	$0.12	$(0.02)	$0.07
Pro forma	$0.12	$(0.02)	$0.07

        For purposes of computing the pro forma disclosures required by SFAS No. 123, the fair value of each option granted to employees and directors is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions for the years ended December 31, 2002, 2001, and 2000: dividend yields of 0%, 0%, and 0%, respectively; expected volatility of 0%, 0%, and 0%, respectively; risk-free interest rates of 2.96%, 4.18%, and 6.62%, respectively; and expected lives of two, two, and two years, respectively.

        The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which do not have vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

NOTE 9—INCOME TAXES

        The following table presents the current and deferred income tax provision for federal and state income taxes for the years ended December 31, 2002, 2001, 2000 and the nine months ended September 30, 2003 and 2002:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
Current
Federal	$443,149	$255,992	$157,864	$7,193	$145,773
State	115,219	66,558	45,620	12,373	51,000

	558,368	322,550	203,484	19,566	196,773

Deferred
Federal	(152,028)	(54,259)	(5,000)	9,000	1,000
State	(32,279)	(9,021)	(2,000)	(1,000)	—

	(184,307)	(63,281)	(7,000)	8,000	1,000

Total	$374,061	$259,269	$196,484	$27,566	$197,773

        The provision for (benefit from) income taxes differs from the amount that would result from applying the federal statutory rate for the years ended December 31, 2002, 2001, and 2000 and the nine months ended September 30, 2003 and 2002 as follows:

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000
	(unaudited)	(unaudited)
Statutory regular federal income tax (benefit) rate	34.0%	34.0%	34.0%	34.0%	34.0%
State taxes, net of federal benefit	6.0	6.0	4.7	4.5	7.0
Other	—	—	—	(8.1)	—

Total	40.0%	40.0%	38.7%	30.4%	41.0%

        Significant components of the Company's deferred tax assets and liabilities for federal and state income taxes as of December 31, 2002 and 2001 and September 30, 2003 consisted of the following:

		December 31,
	September 30, 2003
		2002	2001
	(unaudited)
Deferred tax assets
Allowance for bad debt	$9,000	$4,500	$11,300
Property and equipment	26,000	10,000	2,500
Allowance for obsolete inventory	56,000	—	—
State taxes	44,000	13,500	(6,800)
Other	3,000	—	—

Net deferred tax assets	$258,000	$28,000	$7,000

NOTE 10—SEGMENT INFORMATION

        The Company has two business units which have separate management and reporting infra-structures that offer different products and services. The business units have been aggregated into two reportable segments (sales of wireless telecommunication products and services and cellular phone subscriptions) the long-term financial performance of these reportable segments is affected by similar economic conditions. The wireless telecommunications products and services consist of InfoSonics Corporation. The cellular phone subscriptions sales consist of Axcess Mobile.

        The accounting policies of the reportable segments are the same as those described in Note 2. The Company evaluates the performance of its operating segments based on income from operations, before income taxes, accounting changes, non-recurring items, and interest income and expense.

        Summarized financial information concerning the Company's reportable segments is shown in the following tables for the nine months ended September 30, 2003 and the years ended December 31, 2002, and 2001:

	Nine Months Ended September 30, 2003
	InfoSonics	Axcess	Eliminations	Total
	(unaudited)
Net sales	$42,185,216	$3,040,184	$(737,450)	$44,487,950
Income from operations	$894,028	$136,141	$—	$1,030,169
Identifiable assets	$11,931,917	$1,439,312	$(557,329)	$12,813,900
Capital expenditures	$7,288	$17,400	$—	$24,688
Depreciation and amortization	$6,516	$11,969	$—	$18,485

	Nine Months Ended September 30, 2002
	InfoSonics	Axcess	Eliminations	Total
	(unaudited)
Net sales	$32,542,598	$2,820,368	$(1,259,986)	$34,102,980
Income from operations	$912,305	$(44,017)	$—	$868,288
Identifiable assets	$6,367,413	$533,404	$(563,430)	$6,337,387
Capital expenditures	$9,949	$20,974	$—	$30,923
Depreciation and amortization	$17,948	$26,451	$—	$44,399
	Year Ended December 31, 2002
	InfoSonics	Axcess	Eliminations	Total
Net sales	$44,534,671	$3,930,642	$(1,818,803)	$46,646,510
Income from operations	$681,474	$61,253	$—	$742,727
Identifiable assets	$5,982,432	584,991	$(399,697)	$6,167,726
Capital expenditures	$3,950	$8,174	$—	$12,124
Depreciation and amortization	$8,688	$34,651	$—	$43,339
	Year Ended December 31, 2001
	InfoSonics	Axcess	Eliminations	Total
Net sales	$32,608,278	$3,291,216	$(1,711,052)	$34,188,442
Income (loss) from operations	$481,138	$(308,659)	$—	$172,479
Identifiable assets	$3,868,956	$503,768	$(341,569)	$4,031,155
Capital expenditures	$27,975	$84,829	$—	$112,804
Depreciation and amortization	$10,682	$30,412	$—	$41,094

NOTE 11—RELATED PARTY TRANSACTIONS

        The Company sells its products to a related distributor in Mexico, which is owned by one of the Company's shareholders. During the years ended December 31, 2002, 2001, and 2000 and the nine months ended September 30, 2003 and 2002, the Company had sales to this entity of $140,800, $0, $0, $0 (unaudited), and $140,800 (unaudited), respectively.

        The Company has entered into a management services agreement with one of its shareholders for a monthly fee of $10,000. The agreement expires in December 2003. The Company recorded management fee expense of $120,000, $100,000, $120,000, $90,000 (unaudited), and $90,000 (unaudited) for the years ended December 31, 2002, 2001, and 2000 and the nine months ended September 30, 2003 and 2002, respectively.

NOTE 12—SIMPLIFIED EMPLOYEE PENSION PLAN

        The Company maintained a simplified employee pension plan for certain of its employees. During the years ended December 31, 2001 and 2000, the Company did not make any contributions to the plan. As of December 31, 2001, the plan was dissolved.

NOTE 13—SUBSEQUENT EVENTS (Unaudited)

  Letter of Intent

        During October 2003, the Company signed a letter of intent with an underwriter to sell on a firm commitment basis its common stock in an initial public offering. In connection with the offering the Company will grant the underwriter a warrant to purchase 10% of the shares sold in the offering exercisable at 110% of the offering price. The warrants will be exercisable during a five-year period commencing six months after the effective date and shall include provisions for cashless exercise and anti-dilution protection.

        The Company has also granted the underwriters the right to purchase 15% of the number of shares of common stock offered to the public, at the public offering price less the underwriting discount of 8% to cover over-allotment shares for a period of 45 days following the public offering.

        In the event that the Company terminates the initial public offering, the Company shall pay the underwriter a maximum amount of $100,000. In addition, the Company's required to pay the underwriters a non-accountable expense allowance equal to 3% of the gross proceeds derived from the public offering.

  Stock Options

        In September 2003, the Board of Directors approved the 2003 stock option plan (the "2003 Plan"'). The 2003 Plan is intended to provide incentives to key employees, officers, and directors of the Company who provide significant services to the Company. There are 775,000 options available for grant under the Plan. Options granted may be either incentive options, non-qualified options or non-discretionary options. Incentive and non-qualified options will vest over a period of time as determined by the Board of Directors for up to 10 years from the date of grant. Non-discretionary options may be granted only to non-employee directors, vest over a period of three years and expire five years after the date of grant. The exercise price of the options granted under the 2003 Plan will be determined by the Board of Directors, provided that the exercise price is not less than the fair market value of the Company's common stock on the date of grant.

        On December 11, 2003, the Company granted options to purchase 53,000 shares of the Company's common stock to employees with an exercise price of $4.50 per share. The options vest upon issuance and expire ten years from the date of grant.

        On December 30, 2003, the Company granted options to purchase 250,000 shares of the Company's common stock to their Chief Financial Officer. The exercise price of the options is $4.50 for the first 125,000 options and the initial public offering price or $4.50 per share if the initial public offering does not close on or before December 31, 2004 for the remaining 125,000 options. One third of the options will be exercisable on July 1, 2004, and the remaining options will vest on a prorata basis thereafter.

        On December 31, 2003, the Company granted non-discretionary options to purchase 50,000 shares of the Company's common stock to three members of its board of directors. The options have an exercise price of the fair market value of the common stock at the initial public offering price or $4.50 per share if the initial public offering does not close on or before December 31, 2004. One-third of the options become exercisable on the last day of each year.

        On December 31, 2003, the Company granted options to purchase 120,000 shares of the Company's common stock to one of its shareholders. The options have an exercise price equal to 120% of the fair market value of the common stock at the initial public offering price or $5.40 per share if the initial public offering does not close on or before December 31, 2004. The options vest at the earlier of the closing of the initial public offering or December 31, 2004 and terminate on December 31, 2008.

  Employee Agreements

        The Company entered into an employment agreement with its Chief Executive Officer that expires on December 31, 2007. The employment agreement provides for an annual salary of $275,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Chief Executive Officer the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

        The Company entered into an employment agreement with its Chief Financial Officer that expires on December 31, 2007. The employment agreement provides for an annual salary of $150,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Chief Financial Officer the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

        The Company entered into an employment agreement with its Executive Vice President that expires on December 31, 2007. The employment agreement provides for an annual salary of $120,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Executive Vice President the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

        The Company entered into an employment agreement with its Vice President of Sales and Marketing that expires on December 31, 2007. The employment agreement provides for an annual salary of $100,000 and an annual bonus based on the Company's performance not to exceed $200,000. The agreement also provides that the Company may terminate the agreement upon 30 days written notice if termination is without cause. The Company's only obligation would be to pay its Vice President of Sales and Marketing the greater of a) 18 months salary or b) one-half of the salary payable over the remaining term of the agreement which ever is greater.

  Other Agreements

        In January 2004, the Company purchased InfoSonics de Mexico, from two of the Company's executives, for $3,600. As a result of this transaction, the Company anticipates recording negative goodwill in the amount of approximately $9,500 as the fair market value of InfoSonics de Mexico exceeded the consideration paid for the Company.

SUPPLEMENTAL INFORMATION

INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENT SCHEDULE

Board of Directors and Shareholders
InfoSonics Corporation and subsidiary

        Our audits were made for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The consolidated supplemental schedule II is presented for purposes of complying with the Securities and Exchange Commission's rules and is not a part of the basic consolidated financial statements. This schedule has been subjected to the auditing procedures applied in the audits of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

SINGER LEWAK GREENBAUM & GOLDSTEIN LLP

Los Angeles, California
November 18, 2003

INFOSONICS CORPORATION AND SUBSIDIARY
VALUATION AND QUALIFYING ACCOUNTS—SCHEDULE II
For the Years Ended December 31, 2002, 2001 and 2000 and
For the Nine Months Ended September 30, 2003 and 2002 (unaudited)

	Balance, Beginning of Year	Additions Charged to Operations	Additions from Reserve	Balance, End of Year
Allowance for doubtful accounts and charge-backs
September 30, 2003	$180,724	$785,423	$(519,334)	$446,813

December 31, 2002	$297,292	$189,236	$(305,804)	$180,724

December 31, 2001	$174,183	$231,846	$(108,737)	$297,292

Reserve for inventory obsolecense
September 30, 2003	$28,311	$811,721	$(736,611)	$103,421

December 31, 2002	$23,556	$743,224	$(738,469)	$28,311

December 31, 2001	$—	$134,645	$(111,089)	$23,556

The accompanying notes are an integral part of these financial statements.

Until                        , all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.

INFOSONICS CORPORATION
Common Stock

PROSPECTUS

January    , 2004

Gilford Securities Incorporated

Source Capital Group

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses Of Issuance And Distribution.

        The following is an itemization of all expenses (subject to future contingencies) incurred or to be incurred by the Company in connection with the registration of the securities being offered.

Registration fee	$2,395
American Stock Exchange listing fee	$35,000
Printing *	$40,000
Accounting fees *	$100,000
Legal fees *	$125,000
Registrar and Transfer Agent fee *	$2,500
Blue Sky fees *	$7,500
Miscellaneous *	$2,605

Total *	$315,000

*
Estimated

Item 14. Indemnification of Directors and Officers.

        The General Corporation Law of the State of Maryland allows corporations to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, partner, trustee, or agent of another corporation, partnership, joint venture, trust, other enterprise or employee benefit plan, unless it is established that:

  •
  the act or omission was material to the matter giving rise to the proceeding and either was committed in bad faith or was the result of active and deliberate dishonesty;

  •
  the person actually received an improper personal benefit in money, property or services; or

  •
  in the case of any criminal proceeding, the person had reasonable cause to believe that the act or omission was unlawful.

        Under Maryland law, indemnification may be provided against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the person in connection with the proceeding. The indemnification may be provided, however, only if authorized for a specific proceeding after a determination has been made that indemnification is permissible under the circumstances because the person met the applicable standard of conduct. This determination is required to be made:

  •
  by the board of directors by a majority vote of a quorum consisting of directors not, at the time, parties to the proceeding or, if a quorum cannot be obtained, then by a majority vote of a committee of the board consisting solely of two or more directors not, at the time, parties to the proceeding and who a majority of the board of directors designated to act in the matter;

  •
  by special legal counsel selected by the board or board committee by the vote set forth above, or, if such vote cannot be obtained, by a majority of the entire board; or

  •
  by the stockholders.

        If the proceeding is one by or in the right of the corporation, indemnification may not be provided as to any proceeding in which the person is found liable to the corporation.

        A Maryland corporation may pay, before final disposition, the expenses, including attorneys' fees, incurred by a director, officer, employee or agent in defending a proceeding. Under Maryland law, expenses may be advanced to a director or officer when the director or officer gives a written affirmation of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification and a written undertaking to the corporation to repay the amounts advanced if it is ultimately determined that he or she is not entitled to indemnification. Maryland law does not require that the undertaking be secured, and the undertaking may be accepted without reference to the financial ability of the director or officer to repay the advance. A Maryland corporation is required to indemnify any director who has been successful, on the merits or otherwise, in defense of a proceeding for reasonable expenses. The determination as to reasonableness of expenses is required to be made in the same manner as required for indemnification.

        Under Maryland law, the indemnification and advancement of expenses provided by statute are not exclusive of any other rights to which a person who is not a director seeking indemnification or advancement of expenses may be entitled under any charter, bylaw, agreement, vote of stockholders, vote of directors or otherwise.

        Our Articles of Incorporation provide that we shall indemnify each director or officer:

  •
  to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan; and

  •
  to the fullest extent permitted by the common law and by any statutory provision other than the General Corporation Law of the State of Maryland in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time a director or officer, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

        Additionally, our Articles of Incorporation provide that we may indemnify any of our employees or agents to the fullest extent permitted by the General Corporation Law of the State of Maryland, or any similar provision or provisions of applicable law at the time in effect, in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he or she is or was at any time our employee or agent, or is or was at any time serving at our request as a director, officer, employee, agent or trustee of another corporation, partnership, limited liability company, joint venture, trust, other enterprise or employee benefit plan.

        Reasonable expenses incurred in defending any action, suit or proceeding described above shall be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director, officer or employee to repay such amount to the corporation if it shall ultimately be determined that he is not entitled to be indemnified by us.

        In addition to the general indemnification described above, Maryland law permits corporations to include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders for money damages, but may not include any provision that restricts or limits the liability of its directors or officers to the corporation or its stockholders:

  •
  to the extent that it is proved that the person actually received an improper benefit or profit in money, property, or services for the amount of the benefit or profit in money, property or services actually received; or

  •
  to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person's action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

        We have adopted, in our charter, a provision that eliminates and limits the personal liability of each of our directors and officers to the full extent permitted by the laws of the State of Maryland.

Item 15. Recent Sales Of Unregistered Securities.

        Since January 1, 2000, we have had the following sales of unregistered securities:

        In March 2000, we issued options to purchase an aggregate of 28,800 pre-split, 14,400 post-split, shares of common stock to two employees pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act"). These options are exercisable for $2.00 per share until March 2010.

        During 2001, we issued options to purchase up to 519,800 pre-split, 259,900 post-split, shares of common stock to four employees pursuant to an exemption from registration under Section 4(2) of the Act. These options are exercisable for $1.70 per share for 10 years from the respective dates of grant

        During December 2003, we issued options to purchase up to 53,000 shares of common stock to five employees pursuant to our 2003 Stock Option Plan pursuant to an exemption under Section 4(2) of the Act. These options are exercisable for $4.50 per share until December 11, 2013.

        On December 30, 2003, we issued options to purchase up to 250,000 shares of common stock to one employee pursuant to our 2003 Stock Option Plan pursuant to an exemption under Section 4(2) of the Act. Options to purchase 125,000 shares are exercisable for $4.50 per share until December 11, 2013 and options to purchase 125,000 shares are exercisable at the public offering price per share in this offering, or if this offering does not close on or before December 31, 2004, at the price of $4.50 per share, until July 1, 2013.

        On December 31, 2003, we issued options to purchase up to 50,000 shares of common stock to our non-employee directors and the Chairman of our Audit Committee in accordance with the non-discretionary option provisions of our 2003 Stock Option Plan. These options are exercisable at a price per share equal to the public offering price (or $4.50 per share if the offering does not close on or before December 31, 2004). The options expire on December 31, 2008. Also on December 31, 2003, we issued options to purchase 120,000 shares of common stock to JRC, Inc. pursuant to our 2003 Stock Option Plan. These options are exercisable until December 31, 2008 at a price equal to 120% of the public offering price. These options were issued pursuant to an exemption under Section 4(2) of the Act.

        In January 2004, we issued options to purchase 125,000 shares of common stock to a consultant in connection with an April 2003 consulting agreement. These options are exercisable at an exercise price equal to 120% of the initial public offering price until the fifth anniversary of the closing of the public offering. These options will terminate if the initial public offering does not close on or before December 31, 2004. These options were issued pursuant to an exemption under Section 4(2) of the Act.

        In January 2004, we issued 12,000 shares of common stock for $4.50 per share to one accredited investor pursuant to an exemption under Section 4(2) under the Act.

Item 16. Exhibits and Financial Statement Schedules.

        The following is a complete list of exhibits filed as part of this registration statement, which exhibits are incorporated herein.

Number	Description
1	Underwriting Agreement(1)
3.1	Certificate Of Incorporation
3.2	Bylaws
4.1	Specimen Common Stock Certificate
5	Opinion of Patton Boggs LLP concerning the legality of the securities being registered
10.1(a)	Management Agreement dated January 1, 2000 between InfoSonics and JRC, Inc.
10.1(b)	Amendment dated November 1, 2001 to Management Agreement date January 1, 2000 between InfoSonics and JRC, Inc.
10.2	Distribution Agreement dated August 1, 2003 between InfoSonics and Samsung Telecommunications America, L.P.
10.3	Standard Distributor Agreement dated August 19, 2003 between InfoSonics and Sony Ericsson Mobile Communications (USA) Inc.
10.4	Stock Purchase Agreement dated as of January 26, 2004 among InfoSonics, InfoSonics Mexico, Inc., Joseph Ram and Abraham Rosler concerning InfoSonics de Mexico.
10.5	Employment Agreement dated as of January 1, 2004 between InfoSonics and Joseph Ram.
10.6	Employment Agreement dated as of January 1, 2004 between InfoSonics and Abraham Rosler.
10.7	Employment Agreement dated as of January 1, 2004 between InfoSonics and Joseph Murgo.
10.8	Employment Agreement dated as of January 1, 2004 between InfoSonics and Jeffrey Klausner.
21	Subsidiaries of InfoSonics
23.1	Consent of Patton Boggs LLP (included in Opinion in Exhibit 5)
23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP
99.1	Employee Code of Business Conduct and Ethics
99.1	Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller

(1)
To be filed by amendment.

Item 17. Undertakings.

  1.
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of InfoSonics pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by InfoSonics of expenses incurred or paid by a director, officer or a controlling person of InfoSonics in the successful defense of any action, suit or proceeding) is asserted by such director, officer or a controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  2.
  We hereby undertake:

  (a)
  For determining any liability under the Securities Act, to treat the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by us under Rule 424(b)(1), or (4) or 497(h) under the Securities Act as part of this registration statement as of the time the Securities and Exchange Commission declared it effective; and

  (b)
  For determining any liability under the Securities Act, to treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement, and that offering of the securities at that time as the initial bona fide offering of those securities.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, in the City of San Diego, State of California, on January 28, 2004.

INFOSONICS CORPORATION

By:
/s/ JOSEPH RAM Joseph Ram, Chief Executive Officer

POWER OF ATTORNEY

        KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned officers and directors of the registrant, by virtue of his signature to this Registration Statement appearing below, hereby constitutes and appoints Joseph Ram and Jeffrey Klausner, or either of them, with full power of substitution, as attorney-in-fact in his name, place and stead to execute any and all amendments to this Registration Statement in the capacities set forth opposite his name and hereby ratify all that said attorney-in-fact and each of them or his substitutes may do by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ JOSEPH RAM Joseph Ram	Chief Executive Officer (Principal Executive Officer) and Director	January 28, 2004
/s/ JOHN W. COMBS John W. Combs	Director	January 28, 2004
/s/ RANDALL P. MARX Randall P. Marx	Director	January 28, 2004
/s/ ROBERT S. PICOW Robert S. Picow	Director	January 28, 2004
/s/ ABRAHAM ROSLER Abraham Rosler	Director	January 28, 2004
/s/ JEFFREY KLAUSNER Jeffrey Klausner	Chief Financial Officer (Principal Financial Officer)	January 28, 2004

EXHIBIT INDEX

        The following is a complete list of exhibits filed as part of this registration statement, which Exhibits are incorporated herein.

Number	Description
1	Underwriting Agreement(1)
3.1	Certificate Of Incorporation
3.2	Bylaws
4.1	Specimen Common Stock Certificate
5	Opinion of Patton Boggs LLP concerning the legality of the securities being registered
10.1(a)	Management Agreement dated January 1, 2000 between InfoSonics and JRC, Inc.
10.1(b)	Amendment dated November 1, 2001 to Management Agreement dated January 1, 2000 between InfoSonics and JRC, Inc.
10.2	Distribution Agreement dated August 1, 2003 between InfoSonics and Samsung Telecommunications America, L.P.
10.3	Standard Distributor Agreement dated August 19, 2003 between InfoSonics and Sony Ericsson Mobile Communications (USA) Inc.
10.4	Stock Purchase Agreement dated as of January 26, 2004 among InfoSonics, InfoSonics Mexico, Inc., Joseph Ram and Abraham Rosler concerning InfoSonics de Mexico.
10.5	Employment Agreement dated as of January 1, 2004 between InfoSonics and Joseph Ram.
10.6	Employment Agreement dated as of January 1, 2004 between InfoSonics and Abraham Rosler.
10.7	Employment Agreement dated as of January 1, 2004 between InfoSonics and Joseph Murgo.
10.8	Employment Agreement dated as of January 1, 2004 between InfoSonics and Jeffrey Klausner.
21	Subsidiaries of InfoSonics
23.1	Consent of Patton Boggs LLP (included in Opinion in Exhibit 5)
23.2	Consent of Singer Lewak Greenbaum & Goldstein LLP
99.1	Employee Code of Business Conduct and Ethics
99.2	Code of Ethics for Chief Executive Officer, Chief Financial Officer and Controller

(1)
To be filed by amendment.

QuickLinks

TABLE OF CONTENTS
PROSPECTUS SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
DETERMINATION OF OFFERING PRICE
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL INFORMATION
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MANAGEMENT
EXECUTIVE COMPENSATION
BENEFICIAL OWNERS OF SECURITIES
TRANSACTIONS BETWEEN INFOSONICS AND RELATED PARTIES
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
SECURITIES AND EXCHANGE COMMISSION POSITION ON CERTAIN INDEMNIFICATION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
FINANCIAL STATEMENTS
INDEX TO FINANCIAL STATEMENTS
INDEPENDENT AUDITOR'S REPORT
SUPPLEMENTAL INFORMATION
INDEPENDENT AUDITOR'S REPORT ON FINANCIAL STATEMENT SCHEDULE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses Of Issuance And Distribution.
Item 14. Indemnification of Directors and Officers.
Item 15. Recent Sales Of Unregistered Securities.
Item 16. Exhibits and Financial Statement Schedules.
Item 17. Undertakings.
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX